As filed with the Securities and Exchange Commission on June 21, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from       to

Commission file number:

Rubico Inc.

(Exact name of Registrant as specified in its charter)

(Not Applicable)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

1 Vas. Sofias and Meg.
Alexandrou Str, 15124
Maroussi, Greece

(Address of principal executive offices)

Nikolaos Papastratis

Tel. +30 210 812 8107
E-mail: npapastratis@rubicoinc.com
1 Vas. Sofias and Meg.
Alexandrou Str, 15124
Maroussi, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Shares of common stock, par value $0.01, including the Preferred Stock Purchase Rights

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains certain forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this registration statement, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this registration statement concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

Such forward-looking statements are necessarily estimates based upon current information and various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because they are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessel our vessel, and those we may acquire in the future;

•	our future operating and financial results;

•	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;

•	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	our dependence on our Parent, Top Ships Inc. and our fleet manager to operate our business;

•	the aging of our vessel, and those we may acquire in the future and resultant increases in operation and dry-docking costs;

•	the ability of our vessel, and any vessels we may acquire in the future to pass classification inspections and vetting inspections by oil majors and big chemical corporations;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessel, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

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•	our ability to maintain the quotation of our common shares on the OTCQX or another trading market;

•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;

•	potential liability from litigation, including purported class-action litigation;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, international conflict or war (or threatened war), including between Russia and Ukraine, potential disruption of shipping routes due to accidents, political events, including “trade wars”, piracy, acts by terrorists or major disease outbreaks such as the recent worldwide coronavirus outbreak;

•	changes in production of or demand for oil, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

•	potential liability from future litigation and potential costs due to our vessel operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;

•	the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus (“COVID-19”) and its impact on the demand for commercial seaborne transportation and the condition of the financial markets; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors.”

You should not place undue reliance on forward-looking statements contained in this registration statement because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this registration statement are qualified in their entirety by the cautionary statements contained in this registration statement.

Any forward-looking statements contained herein are made only as of the date of this registration statement, and except to the extent required by applicable law or regulation we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

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EXPLANATORY NOTE

The Spin-Off

We are currently a wholly owned subsidiary of TOP Ships Inc. (the “Parent”), a public company incorporated under the laws of the Republic of the Marshall Islands. It is intended that the Parent will contribute one of its vessel-owning subsidiaries, Athenean Empire Inc., (the “Rubico Predecessor”) to us and will distribute all of our issued and outstanding common shares, par value $0.01 (including the related preferred stock purchase rights, the “Common Shares”), to the Parent’s shareholders and certain warrantholders as described below (the “Spin-Off”).

The Spin-Off will be pro rata to the shareholders of the Parent, including to holders of the Parent’s outstanding common shares and Series D, Series E and Series F preferred shares, to holders of the Parent’s outstanding common stock purchase warrants on an as-exercised basis to the extent such warrants contain anti-dilution provisions conferring an interest equivalent to the Spin-Off distribution, and to the holder of Series E preferred shares of the Parent pursuant to the terms of such preferred shares which entitle such holder to participate in the Spin-Off distribution on an as-converted basis, so that such holders will maintain the same proportionate interest (on a fully-diluted basis) in each respective class of shares of the Parent and of us both immediately before and immediately after the Spin-Off. The holder of the Series D and Series E preferred shares of the Parent is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of the Parent, Mr. Evangelos Pistiolis, and the holder of Series F preferred shares of the Parent is Three Sororibus Trust of Cyprus, which is an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis. In connection with the Spin-Off, we expect that the Parent will distribute (i) 11,835 of our Series D preferred shares (the “Series D Preferred Shares”) and 1,592 Series E preferred shares (the “Series E Preferred Shares”) to the holder of all of the Parent’s issued and outstanding Series D preferred shares and Series E preferred shares, a trust established for the benefit of the family of Mr. Pistiolis, which is deemed to beneficially own such preferred shares, and (ii) and 433,114 of our Series F preferred shares (the “Series F Preferred Shares”) to the holder of all of the Parent’s issued and outstanding Series F preferred shares, a trust established for the benefit of the family of Mr. Pistiolis, which is deemed to beneficially own such preferred shares. The Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares will have similar terms, including voting rights, as the Parent’s Series D preferred shares, Series E preferred shares and Series F preferred shares, respectively. As a result, following the Spin-Off, the holders of the Series D, E and F Preferred Shares may together be deemed to beneficially own 81.7% of our total voting power, including through the beneficial ownership of common shares distributed to the holder of the Parent’s Series E preferred shares as part of the Spin-Off distribution. Please see “Item 10.A. Share Capital – Preferred Stock” for a description of the terms of our preferred shares. The Parent will not distribute the Series D Preferred Shares, the Series E Preferred Shares or the Series F Preferred Shares to its common shareholders in connection with the Spin-Off.

We intend to enter into an Exchange Agreement prior to the consummation of the Spin-Off pursuant to which Lax Trust, Three Sororibus Trust of Cyprus and the Parent will agree that, in exchange for our Series E and Series F Preferred Shares distributed to Lax Trust and Three Sororibus Trust of Cyprus, respectively, in the Spin-Off, an equivalent number of the outstanding Series E and Series F preferred shares of the Parent will be cancelled.

Additionally, prior to the consummation of the Spin-Off, the Parent intends to grant us a right of first offer over two Suezmax crude oil carriers currently owned by the Parent. Pursuant to this right of first offer, we will have the right, but not the obligation, to purchase one or both of the identified vessels on the terms on which the Parent has determined to sell the vessels.

Rubico Inc. (“the Company”) (previously named Central Tactical Acquisitions Inc.) was incorporated by the Parent under the laws of the Republic of the Marshall Islands on August 11, 2022 to serve as the holding company of the Rubico Predecessor in connection with the Spin-Off. The Parent will contribute the Rubico Predecessor to us prior to the Spin-Off, and, as the sole shareholder of the Company, intends to distribute all of the Company's common shares to its common shareholders, Series E preferred shareholder, and warrant holders on a pro rata basis as soon as practicable after the effectiveness of this registration statement.

We expect that 3,789,250 of our common shares will be distributed in the Spin-Off. The distribution ratio of the Spin-Off distribution of our common shares to the shareholders and warrant holders of the Parent will depend on the number of common shares of the Parent outstanding, as well as the number of shares of common stock into which its outstanding common stock purchase warrants and Series E preferred shares entitled to the dividend are exercisable or convertible, on the record date for the Spin-Off distribution set by the Parent’s board of directors. Fractional common shares will not be distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the OTCQX, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

Under this registration statement on Form 20-F, the Company is applying to register its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the Spin-Off, we expect our common shares to be quoted and traded on the OTCQX. Upon consummation of the Spin-Off and the successful quotation of our common shares on the OTCQX, we and the Parent will be independent publicly traded companies with separate boards of directors and management. As soon as practicable following the Spin-Off, we intend to apply to list our common shares on the Nasdaq Capital Market or the NYSE American, although there can be no assurance that we will meet the initial listing standards of such exchanges and that such applications will be successful.

The financial statements presented in this registration statement are carve-out financial statements from the Parent’s consolidated historical financial statements. The carve-out financial statements in this registration statement include audited carve-out financial statements of the Rubico Predecessor for the year and period ended December 31, 2022, 2021 and 2020.

Unless otherwise indicated or required by the context in this registration statement, the Company’s disclosure assumes that the consummation of the Spin-Off has occurred. Although we may not acquire the Rubico Predecessor until shortly before the Spin-Off, the operating and other statistical information with respect to our business is presented as of and for the year and period ended December 31, 2022, 2021 and 2020, unless otherwise indicated, as if the Company owned such businesses as of such date.

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PART I

Unless the context otherwise requires, as used in this registration statement, the terms “Company,” “we,” “us,” and “our” refer to Rubico Inc. and any or all of its subsidiaries, and Rubico refers only to Rubico Inc. and not to its subsidiaries. References in this registration statement to the “Parent” refer to Top Ships Inc. References to our “Fleet Manager” or “CSI” are to Central Shipping Inc, a related party of our Parent and us, which performs the day-to-day management of our fleet.

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this registration statement are to the lawful currency of the United States of America.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

B. Advisers

Our U.S. and Marshall Islands legal counsel is Watson Farley & Williams LLP. 250 West 55th Street, New York, New York 10019.

C. Auditors

Our auditors are Deloitte Certified Public Accountants S.A., Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2022:

1.	on an actual basis; and

2.	on an as adjusted basis to give effect to the $1.50 million of scheduled debt repayments under the Alpha Bank facility to be repaid by Rubico Predecessor from December 31, 2022 to the date of this registration statement.

Except as set forth above, there have been no significant changes to our capitalization since December 31, 2022.

Based on our audited carve-out financial statements of the Rubico Predecessor: (Expressed in thousands of U.S. Dollars, except number of shares and per share data)	Actual	As Adjusted
Debt(1) (2):
Current portion of long term debt	2,926	2,926
Non-current portion of long term debt	30,239	28,739
Total debt	33,165	31,665
Parent Equity, net	18,000	18,000
Total capitalization	51,165	49,665

(1)	Our indebtedness (both current and non-current portions), is secured a by mortgage on our vessel and is guaranteed by us.
(2)	The capitalization table does not take into account any amortization of deferred finance fees incurred after December 31, 2022.

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Pro Forma Earnings per Common Share

The following table sets forth our pro forma earnings per common share for the year ended December 31, 2021 and 2022, giving effect to the issuance of 3,789,250 common shares in connection with the Spin-Off, par value $0.01 per share, as if such shares were issued at the beginning of the applicable period.

(Expressed in thousands of U.S. Dollars, except number of shares and per share data)	Year ended December 31, 2021	Year ended December 31, 2022
Net income	3,480	5,483
Less: Dividends of preferred shares[1]	(824)	(824)
Net income available to common shareholders	2,656	4,659
Pro-Forma weighted average number of common shares outstanding	3,789,250	3,789,250
Pro forma earnings per common share, basic and diluted[2]	$0.70	$1.23

1 Expected preferred dividend attributable to the shareholders of our Series E of $239 and F Preferred Shares of $585 was based on the expected distribution of 1,592 Series E Preferred Shares and 433,114 Series F Preferred Shares upon consummation of the spin-off.

2 175,768 dilutive shares on an as-if converted basis relating to the 1,592 Series E Preferred Shares that are expected to be distributed upon consummation of the Spin-Off have not been included in the computation of diluted earnings per share for the years ended December 31, 2021 and December 31, 2022, because to do so would have had an anti-dilutive effect for the period presented.

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C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and others relate to our business in general or our common stock. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Company”, “Risks Relating to Our Common Shares” and “Risks Relating to the Spin-Off” should be carefully considered, together with other information in this Registration Statement on Form 20-F, before making an investment decision regarding our common stock.

•	The international tanker industry has historically been both cyclical and volatile and this may lead to reductions and volatility in our charter rates, our vessel value and values of any vessels we may acquire in the future, our revenues, earnings and cash flow results.

•	Uncertain economic conditions throughout the world could have an adverse impact on our operations and financial results.

•	Our financial results may be adversely affected by the outbreak of COVID-19, other pandemic or epidemic diseases and the related governmental responses thereto.

•	Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

•	We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

•	We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

•	Our vessel, and those we may acquire in the future, may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

•	The market value of our vessel, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

•	An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

•	If our vessel, or those we may acquire in the future, call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our common shares.

•	Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.

•	The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

•	Acts of piracy on ocean-going vessels could adversely affect our business.

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•	An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

•	Our loan agreement contains, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

•	Servicing current and future debt, including financings committed under sale and leaseback (“SLB”) agreements, will limit funds available for other purposes and impair our ability to react to changes in our business.

•	Our Parent and certain of our Parent’s executive officers have been subject to litigation in the past and we may be subject to similar or other litigation in the future.

•	Our current fleet consists of one Suezmax tanker vessel. Any limitation in the availability or operation of this vessel could have a material adverse effect on our business, results of operations and financial condition.

•	We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•	If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

•	A limited number of financial institutions hold our cash and their failure may adversely affect our business, results of operations and financial condition.

•	Delays or defaults by the shipyards in the construction of any newbuildings could increase our expenses and diminish our net income and cash flows.

•	Our ability to obtain additional debt financing may be dependent on our ability to charter our vessel, or those that we may acquire in the future, the performance of our charters and the creditworthiness of our charterers.

•	The industry for the operation of tanker vessels and the transportation of oil is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

•	We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

•	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

•	If we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

•	A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

•	An increase in operating costs could decrease earnings and available cash.

•	Inflation could adversely affect our operating results and financial condition.

•	The aging of our vessel or the vessels may acquire may result in increased operating costs in the future, which could adversely affect our earnings.

•	Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

•	Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

•	We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

•	We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

•	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

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•	A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

•	Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessel, or those vessels that we may acquire in the future.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties, and an adverse effect on our business.

•	The smuggling of drugs or other contraband onto our vessel, or vessels we acquire may lead to governmental claims against us.

•	Maritime claimants could arrest our vessel, or vessels we acquire, which could interrupt our cash flow.

•	Governments could requisition our vessel, or vessels we acquire during a period of war or emergency, resulting in loss of earnings.

•	U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

•	We plan to take the position that the Spin-Off will not qualify for tax-free treatment under Section 355 of the Code.

•	We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

•	There is no existing market for our common shares, and a trading market that will provide you with adequate liquidity may not develop. The price of our common shares may fluctuate significantly, and you could lose all or part of your investment.

•	The market price of our common shares may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares.

•	We may rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances which could dilute your ownership interests and may depress the market price of our common shares.

•	Future issuance of common shares may trigger anti-dilution provisions in our Series E Preferred Shares and affect the interests of our common shareholders.

•	A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.

•	As a newly incorporated company, we may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

•	Our significant shareholder has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D and our Series E Preferred Shares, and an affiliate of his may be deemed to beneficially own 100% our Series F Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

•	Anti-takeover provisions in our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

•	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

•	It may not be possible for investors to serve process on or enforce U.S. judgments against us.

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•	Our Bylaws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

•	We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

•	We are dependent on our Fleet Manager, an affiliate of our Parent, to perform the day-to-day management of our fleet.

•	Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

•	Our Fleet Manager may have conflicts of interest between us and its other clients.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

•	We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a publicly traded company, and we may experience increased costs after the Spin-Off.

•	We have no operating history as a publicly traded company, and our historical financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of our future results.

•	We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

RISKS RELATED TO OUR INDUSTRY

The international tanker industry has historically been both cyclical and volatile and this may lead to reductions and volatility in our charter rates, in the value of our vessel, or vessels we acquire, our revenues, earnings and cash flow results.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2022, the BDTI reached a high of 2,496 and a low of 679. Although the BDTI was 1,181 as of June 20, 2023, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline.

Currently, our vessel is employed on time charter. However, changes in spot rates and time charter rates can affect the revenues we receive from operations in the event our charterers default or seek to renegotiate the charter hire, as well as the value of our vessel, or vessels we acquire, even if our vessels are employed under long-term time charters. Our ability to re-charter our vessel, or vessels we acquire on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. A decline in charter hire rates will also likely cause the value of our vessel, or vessels we acquire to decline.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil. Factors affecting the supply and demand for our vessel, or vessels we acquire are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.

Factors that influence demand for tanker vessel capacity include:

•	supply and demand for oil carried;

•	changes in oil production;

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•	oil prices;

•	the distance over which oil is moved by sea;

•	any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;

•	global and regional economic and political conditions, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts and work stoppages;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	environmental and other legal and regulatory developments;

•	economic slowdowns caused by public health events such as the COVID-19 pandemic or inflationary pressures and related governmental responses thereto;

•	currency exchange rates;

•	weather, natural disasters and other acts of God;

•	competition from alternative sources of energy, other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	current and expected newbuilding orders for vessels;

•	the scrapping rate of older vessels;

•	speed of vessel operation;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels;

•	potential conversion of vessels for alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire, including those that are in drydock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and

•	changes in global petroleum.

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The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

Uncertain economic conditions throughout the world could have an adverse impact on our operations and financial results.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our results of operations and financial condition. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.

The world economy continues to face a number of challenges. Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets experienced volatility and a steep and abrupt downturn, followed by a recovery. This volatility may continue as the COVID-19 pandemic nears its endemic phase. In addition, the continuing war in Ukraine has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia.

Credit markets and the debt and equity capital markets have been volatile and the uncertainty surrounding the future of the global credit markets has at times resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues have resulted in significant write-offs in the financial services sector, the re-pricing of credit risk and uncertain economic conditions, which have at times made, and may continue to make, it difficult to obtain additional financing. Under such conditions, many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Most recently, uncertainty and volatility in the worldwide credit markets has followed the failure of of Silicon Valley Bank (a bank unrelated to us and our activities) in March 2023. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Furthermore, further economic volatility and/or an economic downturn resulting from government restrictions imposed in connection with a resurgence of COVID-19 or government responses to the war in Ukraine could also adversely affect the market price of our common shares. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. European countries have recently experienced relatively slow growth.

Over the past several years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. In addition, the war in Ukraine has created great uncertainty in the European economy. If economic conditions in Europe preclude or limit financing, we may not be able to obtain financing on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

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A general deterioration in the global economy may also cause a decrease in worldwide demand for certain goods and, thus, shipping. Worldwide economic and governmental factors, together with concurrent declines in charter rates and vessel values, have in the past had, and could in the future have, a material adverse effect on lenders’ willingness to provide credit to us, our ability to obtain other financing, and on our results of operations, financial condition and cash flows, causing the price of our common shares to decline.

Our financial results may be adversely affected by the outbreak of COVID-19, other pandemic or epidemic diseases and the related governmental responses thereto.

Public health threats, such as the COVID-19 outbreak, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. COVID-19 has resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry, has at times contributed to downward pressure on rates in the tanker industry.

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19. The United States has announced that it will terminate the COVID-19 national emergency and public health emergency that was put in place in 2020. Notably, the Chinese government removed its zero-COVID policy in December 2022, although China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for tanker and other cargo vessels may deteriorate and our operations and cash flows may be negatively impacted.

The COVID-19 pandemic and measures to contain its spread negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise. Negative impacts could occur, even after the pandemic itself diminishes or ends.

Measures against COVID-19 in a number of countries restricted crew rotations on our vessel. As a result, we experienced, and may experience in the future, disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessel to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and may have days in which our vessel or vessels we may acquire are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment as well as related logistical complications associated with supplying our vessel or vessels we may acquire with spares or other supplies. Although during 2022 the effect of measures against COVID-19 on our operations diminished, the above-mentioned factors led, and may continue to lead, to an increase in off-hire days and a slight increase in operating and voyage expenses.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

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The elimination of the use of LIBOR as a benchmark and developments in the SOFR market, changes in the methods by which SOFR is determined or the use of alternative reference rates could affect our profitability, earnings and cash flow.

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of any of our future variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Currently our debt facility has interest rates that fluctuate with changes in LIBOR and hence significant changes in LIBOR could have a material effect on the amount of interest payable on any future indebtedness, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in our loan agreement and for most financing agreements in our industry has been based on published LIBOR rates. In particular, the publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, and currently alternative rates or benchmarks are being adopted to replace LIBOR. As a result, our loan agreement includes, and our lenders could in the future insist on, provisions that entitle the lenders, to replace published LIBOR as the base for the interest calculation with another equivalent rate negotiated between the parties and/or their cost-of-funds rate. The triggering of such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us. Given that SOFR is a secured rate backed by government securities (and therefore does not take into account bank credit risk), it may be lower than other reference rates, including LIBOR. However, SOFR may rise following interest rate increases effected by the United States Federal Reserve and the United Stated Federal Reserve has recently raised U.S. interest rates in response to rising inflation. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us. Although we intend to agree to an alternative, market acceptable, basis with the lenders under our credit facilities, and with the counterparties under any derivative instruments, to replace the applicable LIBOR rates with another reference rate in terms of rapidly developing marking practice being established by the Loan Markets Association (LMA) prior to any cessation of LIBOR there can be no assurance that we will be able to reach agreement on favorable terms or at all and we may have to bear transition costs in this respect.

In order to manage any future exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessel, or vessels we acquire will operate or are registered, which can significantly affect the operation of our vessel, or vessels we acquire. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessel, or vessels we acquire. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

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Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Events such as the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessel, or vessels we acquire is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

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Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. While currently our vessel has a scrubber installed, costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2022 that total electric cars sold annually worldwide grew from about 120,000 in 2012 to 6.6 million in 2021, bringing the total number of electric cars to approximately 16.5 million, around triple the number from 2018. Electric car sales in the first quarter of 2022 were 2.1 million, up 75% from the same quarter of 2021. This was driven mainly by government subsidies and policy initiatives, such as the phasing-out of internal combustion engines and vehicle electrification targets. IEA forecasts are for electric vehicles (“EVs”) to grow from 17 million in 2021 to 70 million registered vehicles by 2025 and 190 million by 2030, which the IEA forecasts would reduce worldwide demand for oil products by 3.4 million barrels per day in 2030. IEA stated that EV operations in 2019 avoided the consumption of almost 0.6 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

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According to the IEA, U.S. biodiesel production increased rapidly from 32,000 barrels per day in 2009 to 118,000 barrels per day in 2020, a growth of about 260% (that production was up from 112 thousand barrels per day in 2019). During the same period, diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to a maximum of 5.6 million barrels per day in December 2018 before declining to 4.6 million barrels per day in January 2021 during the pandemic. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessel and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

Our vessel, or vessels we may acquire, may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessel, or vessels we may acquire and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the ongoing outbreak of COVID-19), quarantine and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in such tankers.

If our vessel, or vessels we may acquire suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessel, or vessels we may acquire may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities would decrease our earnings.

The market value of our vessel, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessel, or vessels we may acquire may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	the availability of other modes of transportation;

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•	supply and demand for vessels;

•	shipyard capacity;

•	cost of newbuildings;

•	price of steel;

•	number of tankers scrapped;

•	governmental or other regulations; and

•	technological advances.

If we sell our vessel or any vessel we may acquire at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value in our financial statements and incur a loss and a reduction in earnings.

An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in asset prices and charter rates. The impact of the sanctions on Russian exports of crude oil and petroleum products is uncertain and has generated increased volatility in the supply of tankers available for worldwide trade. As of June 20, 2023, newbuilding orders have been placed for an aggregate of approximately 4.6% of the existing global tanker fleet with the bulk of deliveries expected during 2023.

An over-supply of oil tankers has already resulted in an increase in oil tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessel, or vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If our vessel, or vessels we may acquire, call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities, it could lead to monetary fines or adversely affect our business, reputation and the market for our common shares.

While our vessel has not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws, in 2022, and although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to ensure compliance with such laws, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers' instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.

In particular, the ongoing war in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the governments of the U.S., European Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiary, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Political instability, terrorist or other attacks, war, international hostilities and public health threats can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessel, or vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, Ukraine, and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or “Brexit,” terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, United Kingdom and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States and the European Union’s and G7 countries’ price cap regime for seaborne Russian oil and petroleum products. The ongoing war could result in the imposition of further economic sanctions by the United States, the United Kingdom and the European Union against Russia, with uncertain impacts on the tanker market. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Beginning in February 2022, the president of the United States and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

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Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

Potential conflict between the U.S. and its allies and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels lately), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through. For example, in January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general. Although spillover effects relating to the incident were contained, similar actions and responses increase the risk or conflict in the Strait of Hormuz. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

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The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, a process that the government of the U.K. formally initiated in March 2017 (“Brexit”). The U.K. and the EU negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period was in place until December 2020, during which the U.K. remained subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. The EU-UK Trade and Cooperation Agreement (“Cooperation Agreement”) was agreed on December 24, 2020, ratified by the UK Parliament on December 30, 2020 and has been provisionally applied by the EU from December 31, 2020. There is still uncertainty as to the practical consequences of the Cooperation Agreement, and its impact on the future relationship between the U.K. and the EU over the short-, medium-, and long-term. These developments and uncertainties have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could, therefore, adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, South China Sea, Sulu Sea, Celebes Sea, the Indian Ocean and in particular, the Gulf of Guinea, region off Nigeria, which has experienced increased incidents of privacy in recent years. Sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessel, or vessels we may acquire. If insurers or the Joint War Committee characterize the regions in which our vessel, or vessels we may acquire are deployed as “war risk” zones or “war and strikes” listed areas, respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, least of all for bearing the cost of the applicable deductible(s) or unforeseen charges/costs, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessel, or vessels we may acquire, or an increase in cost or unavailability of insurance for our vessel, or vessels we may acquire, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessel or the vessels we may acquire will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. However, the average GDP growth rate of China over the last ten years remains below pre-2008 levels. In particular, China’s GDP growth rate for the year ended December 31, 2022 was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID-19 policy and strict lockdowns. Although the Chinese government removed its zero-COVID-19 policy in December 2022 and after easing the lockdown restrictions nationwide, China is now facing a sudden surge in COVID-19 cases, which introduces further uncertainty into prospects for economic recovery. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing geopolitical tensions, between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, as further described below, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

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Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain refined petroleum products are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping and tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of, delay in the loading, off-loading or delivery of, the contents of our vessel, or vessels we may acquire or the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

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We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessel, or vessels we may acquire and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

RISKS RELATED TO OUR COMPANY

Our loan agreement contains, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

Our loan agreement contains, and we expect that other future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders' and other financing counterparties' interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of tanker vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective initial vessel comprising our fleet and other vessels we may acquire. The loss of our vessel and other vessels we may acquire could have a material adverse effect on our business, results of operations and financial condition.

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Any loan agreements and financing arrangements we may enter into in the future are expected to contain cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements we have entered into.

There can be no assurance that we will obtain waivers, deferrals and amendments of certain financial covenants, payment obligations and events of default under our loan facilities with our lenders in the future, if needed.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2022, we had a total indebtedness of $33.5 million, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•	require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

•	limit our ability to raise additional financing on satisfactory terms or at all; and

•	adversely impact our ability to comply with the financial and other restrictive covenants of our current or future financing arrangements, which could result in an event of default under such agreements.

Furthermore, our current or future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR or LIBOR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, the SOFR or LIBOR or similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our results of operations and cash flow. Any event of default under a loan agreement pursuant to which we have granted security could permit the relevant lender to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

Our Parent and certain of our Parent’s executive officers have been subject to litigation in the past and we may be subject to similar or other litigation in the future.

Our Parent and certain of its executive officers were defendants in purported class-action lawsuits pending in the U.S. District Court for the Eastern District of New York, brought on behalf of its shareholders. The lawsuits alleged violations of Sections 9, 10(b), 20(a) and/or 20A of the Securities Exchange Act of 1934, as amended, or the Exchange Act and Rule 10b-5 promulgated hereunder. On August 3, 2019 the Eastern District Court of New York dismissed the case with prejudice. On August 26, 2019, plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court’s decision dismissing Plaintiffs’ claims and denying leave to amend and the case was finally concluded in our Parent’s favor.

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We may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, our legal fees and costs incurred in connection with such activities and any legal fees of co-defendants for which we are deemed responsible may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.

With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Furthermore, our insurance does not cover legal fees associated with co-defendants. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

Our current fleet consists of one Suezmax tanker vessel. Any limitation in the availability or operation of this vessel could have a material adverse effect on our business, results of operations and financial condition.

Our current fleet consists of one Suezmax tanker vessel. Until we identify and acquire additional vessels, we will depend upon this one vessel for all of our revenue. If our vessel is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends could be materially adversely affected. Our vessel is employed on a time charter contract and until we identify and acquire additional vessels, we will rely upon one charterer for all of our revenue.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2022, 100% of our revenues derived from one charterer, Clearlake Shipping Pte Ltd (“Clearlake”). Such agreement subjects us to counterparty risks. The ability of Clearlake to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the ongoing COVID-19 pandemic and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

Our fleet currently consists of one vessel and we may acquire additional vessels in the future. Our future growth will primarily depend on our ability to:

•	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	raise equity and obtain required financing for our existing and new operations;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired business successfully with our existing operations;

•	our manager’s ability to hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	manage expansion.

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Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

A limited number of financial institutions hold our cash and their failure may adversely affect our business, results of operations and financial condition.

A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our cash balances have been deposited from time to time with banks in Greece. Our cash balances are not covered by insurance in the event of default by these financial institutions. Several banks, including Credit Suisse, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

Delays or defaults by the shipyards in the construction of any new buildings could increase our expenses and diminish our net income and cash flows.

As of the date of this registration statement, we do not have any contracts for newbuilding vessels. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

Our ability to obtain additional debt financing may be dependent on our ability to charter our vessel, or vessels we may acquire, the performance of our charters and the creditworthiness of our charterers.

Our inability to re-charter our vessel, or vessels we may acquire and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

The industry for the operation of tanker vessels and the transportation of oil is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

We will employ our tanker and any additional vessels we may acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

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We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success will depend to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our significant shareholder, and we will enter into agreements with Central Mare for the compensation of our executive officers and certain other employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

The Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessel and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

If we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessel, or vessels we may acquire at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current or future loans or current leaseback obligations. If our current or future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of any leased vessels we may acquire choose to repossess vessels in our fleet as a result of a default under any SLBs, our ability to continue to conduct our business would be impaired.

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An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, fuel (for spot-chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we have or will acquire suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

Inflation could adversely affect our operating results and financial condition.

Inflation could have an adverse impact on our operating results and subsequently on our financial condition both directly through the increase of various costs necessary for the operation of our vessel, and and any vessels we may acquire in the future, such as crew, repairs and materials, and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. If inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital, which would result in the deterioration of our financial condition.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessel and any vessel we may acquire in the future age, operating and other costs will increase. In the case of bareboat charters, operating costs are borne by the bareboat charterer. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessel, or vessels we may acquire and may restrict the type of activities in which our vessel, or vessels we may acquire may engage. As our fleet ages, market conditions might not justify those expenditures or enable us to operate our vessel, or vessels we may acquire profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessel, or vessels we may acquire to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected.

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

We may expand our fleet through the acquisition of secondhand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels, we run the same risks.

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Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessel, or vessels we may acquire and may restrict the type of activities in which the vessels may engage. As our vessel, or vessels we may acquire age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may not have adequate insurance to compensate us if we lose any vessels that we acquire.

We carry insurance for our vessel and intend to carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage), freight demurrage and defense and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies also contain deductibles for which we will be responsible as well as limitations and exclusions that may increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our Fleet Manager as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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Moreover, from time to time, we may establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and/or our access to capital.

A shift in consumer demand from crude oil towards other energy sources or changes to trade patterns for crude oil and refined petroleum products may have a material adverse effect on our business.

A significant portion of our earnings are related to the crude oil industry. A shift in the consumer demand from crude oil towards other energy resources such as wind energy, solar energy, hydrogen energy, or nuclear energy will potentially affect the demand for our vessel and any vessel we may acquire in the future. This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials, and seasonality. Changes to the trade patterns of crude oil and oil products may have a significant negative or positive impact on the ton-mile and, therefore, the demand for our tanker vessels. This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessel, or vessels we may acquire.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessel, or vessels we may acquire, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessel, or vessels we may acquire, and the resale value of our vessel, or vessels we may acquire could significantly decrease which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties, and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics that is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees, and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition.

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The smuggling of drugs or other contraband onto our vessel, or vessels we may acquire may lead to governmental claims against us.

Our vessel, or vessels we may acquire may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessel, or vessels we may acquire are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessel or vessels we acquire, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of our vessel or vessels we acquire could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of any other vessels we may own.

Governments could requisition our vessel or vessels we acquire during a period of war or emergency, resulting in loss of earnings.

A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessel or vessels we acquire could negatively impact our revenues should we not receive adequate compensation.

U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute “passive income” for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as “passive income” for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that the Rubico Predecessor was not a PFIC for its 2022 taxable year and we do not expect to be treated as a PFIC in the current or subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares.  See “Taxation—U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.

We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiary, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

The Rubico Predecessor did not qualify for the tax exemption under Section 883 of the Code for its 2021 taxable year. Therefore, the Rubico Predecessor was subject to an effective 2% U.S. federal income tax on the gross shipping income derived during 2021 that is attributable to the transport of cargoes to or from the United States. The amount of this tax for our 2021 taxable year was $20,000.

We intend to take the position for U.S. federal income tax reporting purposes that the Rubico Predecessor was not subject to U.S. federal income taxation for the 2022 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

We plan to take the position that the Spin-Off will not qualify for tax-free treatment under Section 355 of the Code.

For U.S. federal income tax purposes, if a corporate division, such as the Spin-Off qualifies for tax-free treatment under Section 355 of the Code, the distribution of our common shares to the Parent’s shareholders would generally not be taxable as a distribution and shareholders would allocate a portion of their tax basis in their shares of the Parent received in the Spin-Off. We intend to take the position that the Spin-Off will not satisfy all of the requirements of Section 355 of the Code, and as such that the Spin-Off will not be treated as a tax-free corporate division for U.S. federal income tax purposes. Based on this treatment, the distribution of our common shares to the Parent’s shareholders will be taxable as a distribution for U.S. federal income tax purposes. The tax treatment of the Spin-Off is discussed below at “Tax Considerations – U.S. Federal Income Taxation of U.S. Holders.”

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We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Securities and Exchange Commission, or the SEC. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

RISKS RELATED TO OUR COMMON SHARES

There is no existing market for our common shares, and a trading market that will provide you with adequate liquidity may not develop. The price of our common shares may fluctuate significantly when and if trading in our common shares begins. Further, there is no guarantee of a continuing public market to resell our common shares.

Prior to the Spin-Off, there has been no public market for our common shares. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common shares at or above the initial trading price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common shares and limit the number of investors who are able to buy the common shares.

In connection with the Spin-Off, we will apply to have our common shares quoted on the OTCQX tier of the electronic quotation system maintained by OTC Markets, but there are no assurances that our common stock will be quoted on the OTCQX or any other quotation service, exchange or trading facility. If such quotation is approved, there can be no assurance any broker will be interested in trading our stock. Trading in stock quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with the issuer’s operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Markets is not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like the Nasdaq Stock Market or a stock exchange like the NYSE American. Therefore, it may be difficult to sell your common shares if you desire or need to sell them. The lack of liquidity may negatively impact our ability to raise equity as part of our growth strategy or pursue strategic alternatives. We cannot provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that such market will continue.

As soon as practicable following the Spin-Off, we intend to apply to list our common shares on the Nasdaq Capital Market or the NYSE American, although there can be no assurance that we will meet the initial listing standards of such exchanges and that such applications will be successful. Further, if our common stock is approved for listing on the Nasdaq Capital Market or NYSE American, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying such exchange’s continued listing requirements. Our failure to continue to meet these requirements may result in our securities being delisted. We cannot assure you that any continuing public market to resell our common shares will be available.

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Certain broker-dealers may not effect transactions in our common shares, and certain broker-dealer regulations may limit a shareholder’s ability to buy and sell our shares.

We intend to apply for our common shares to be quoted on the OTCQX market in connection with the Spin-Off. Certain broker-dealers are not willing to effect transactions in securities quoted on the OTC Markets. Therefore, recipients of our common shares in the Spin-Off may be prevented from selling our common shares through the same broker through which they hold common shares of the Parent. This may discourage trading in and negatively affect the market price of our common shares following the Spin-Off.

The Financial Industry Regulatory Authority, or FINRA, has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may have the effect of reducing the level of trading activity in our common shares. As a result, fewer broker-dealers may be willing to make a market in our common shares, reducing a stockholder’s ability to resell shares of our common shares.

The market price of our common shares may in the future be subject to significant fluctuations.

The market price of our common shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or the publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common shares, which makes it somewhat illiquid;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We may rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances which could dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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As part of our business strategy, we may rely in part on issuances of equity or preferred securities, which may carry voting rights and may be convertible into common shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

Our issuance of additional common shares, including upon conversion of convertible securities, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

•	Our existing common shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable per common share may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

Future issuance of common shares may trigger anti-dilution provisions in our Series E Preferred Shares and affect the interests of our common shareholders.

The Series E Preferred Shares contain anti-dilution provisions that could be triggered by future issuances our securities, including common shares, convertible debt, convertible preferred shares, and warrants, depending on the offering price of such issuances, the conversion price or formula of convertible shares or debt or the exercise price or formula of warrants. Any issuance of common shares below the applicable fixed conversion price of the Series E Preferred Shares, would result in an adjustment downward of the Series E Preferred Shares fixed conversion price and could result in a corresponding increase in the number of common shares each Series E Share is converted into. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the current fixed conversion price of the Series E Preferred Shares would result in similar adjustments. These adjustments could increase the number of common shares issuable upon conversion of the Series E Preferred Shares, dilute the interests of our common shareholders and affect the trading price for our common shares. Furthermore, the Series E Preferred Shares conversion price is equal to the lesser of the fixed conversion price subject to adjustment as described above, and a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice. However, in no event can the conversion price be less than $0.60. Upon consummation of the Spin-Off, the Series E Preferred Shares will be convertible at the fixed conversion price of $9.06 and will be convertible into 110 common shares per Series E Preferred Share. However, as described above, the application of the variable conversion price and/or any future issuance of equity securities may result in a reduction in the effective conversion price and may dilute the interests of our common shareholders.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company.

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As a newly incorporated company, we may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects and our growth strategy, capital expenditure requirements, dividends to holders of our preferred shares, investment opportunities, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs, or be subject to other circumstances in the future, including as a result of the risks described in this registration statement and any future reports we may file with the SEC, that could reduce or eliminate the amount of cash that we have available for distribution as dividends. Our growth strategy contemplates that we will finance the acquisition of additional vessels in part through raising equity capital. However, if external sources of funds on terms acceptable to us are limited, our board of directors may determine to finance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends. In addition, any credit facilities that we may enter into or the terms of preferred shares which we may issue in the future may include restrictions on our ability to pay dividends on our common shares. Further, under the terms of our current loan agreement, and possibly any future loan agreement, we will not be permitted to pay dividends that would result in an event of default or if an event of default has occurred and is continuing. As a result of these and other factors, we cannot assure you that our board of directors will declare dividend payments on our common shares in the future.

Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

Our significant shareholder has significant influence over us, and a trust established for the benefit of his family may be deemed to beneficially own, directly or indirectly, 100% of our Series D and our Series E Preferred Shares, and an affiliate of his may be deemed to beneficially own 100% our Series F Preferred Shares, and thereby to control the outcome of matters on which our shareholders are entitled to vote.

Following the Spin-Off, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 11,835 outstanding shares of our Series D Preferred Shares. Each Series D Preferred Share carries 528 votes. In addition, following the Spin-Off, the Lax Trust, through Family Trading Inc., or Family Trading, may be deemed to beneficially own 1,592 Series E Preferred Shares held by Family Trading, which will represent all of the Series E Preferred Shares that are currently outstanding and which will be convertible into approximately 175,768 common shares immediately following the Spin-Off. Each Series E Preferred Share carries 528 votes. Three Sororibus Trust of Cyprus, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Mr. Pistiolis, may be deemed to beneficially own all of the 433,114 outstanding shares of our Series F Preferred Shares immediately following the Spin-Off. Each Series F Preferred Share carries 5 votes.

By the Lax Trust’s beneficial ownership of 100% of our Series D Preferred Shares and Series E Preferred Shares, together with the ownership of common shares distributed in the Spin-Off pursuant to the terms of the Series E preferred shares of the Parent beneficially owned by the Lax Trust, and the beneficial ownership by Three Sororibus Trust of Cyprus of 100% of our Series F Preferred Shares, following the Spin-Off, the Lax Trust together with Three Sororibus Trust of Cyprus may be deemed to beneficially own 81.7% of our total voting power and to control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders or deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of Lax Trust, Three Sororibus Trust of Cyprus, Mr. Pistiolis or the family of Mr. Pistiolis may conflict with our interests and the interests of our other holders of shares. Any such conflicts of interest could result in our entry into transactions on terms not determined by market forces. In addition, this concentration of share ownership may adversely affect the trading price of our shares because investors may perceive disadvantages in owning shares in a company with such concentrated shareholding. This concentration of ownership of our voting shares could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

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Anti-takeover provisions in our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and bylaws which we will adopt prior to the Spin-Off may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series D, E and F Preferred Shares;

•	provide for a classified board of directors with staggered, three-year terms;

•	permit the removal of any director only for cause;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

In addition, in connection with the Spin-Off we will enter into a shareholders’ rights agreement pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions including provisions of our shareholders’ rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price per share of less than $5.00, subject to certain exceptions, including exceptions based on net tangible assets and revenue criteria which we expect to satisfy upon consummation of the Spin-Off. If in the future we fail to satisfy any of the exceptions from the definition of a penny stock and our common shares trade with a price per share below $5.00, our common shares would be subject to the penny stock rules. The penny stock rules require a broker-dealer, before effecting a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that, before effecting any such transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

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We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Articles of Incorporation, as amended, our Bylaws, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and our subsidiary are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiary are located outside the U.S. In addition, all of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiary or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiary are incorporated or where our assets or the assets of our subsidiary are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiary based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiary based on those laws.

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Our By-laws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our By-laws provide that, unless the Company consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Corporation, including any such action arising under the Exchange Act or the Securities Act, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands, or (iv) any action asserting a claim governed by the internal affairs doctrine. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

Our Bylaws include a forum selection provision as described under the section herein entitled “Item 10. Additional Information—B. Memorandum and Articles of Association”. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES

We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.

Our executive management team will be provided by Central Mare. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis, our significant shareholder. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet as well as for all accounting and reporting functions and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

●	continue to operate our vessel, or vessels we may acquire and service our customers;
●	renew existing charters upon their expiration;
●	obtain new charters;

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●	obtain financing on commercially acceptable terms;
●	obtain insurance on commercially acceptable terms;
●	maintain satisfactory relationships with our customers and suppliers; and
●	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to provide services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager’s financial strength, and there may be limited publicly available information about its financial condition. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager may provide similar services for vessels owned by other shipping companies, and it also may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager’s performance of its obligations to us, on the one hand, and our Fleet Manager’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

Risks Relating to the Spin-Off

We may be unable to successfully consummate the Spin-Off or to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as a publicly traded company, we will be able to, among other things, better focus our financial and operational resources on our specific shipping business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from the Parent, we may be more susceptible to market fluctuations and have less leverage with customers, and we may experience other adverse events. In addition, we may be unable to successfully consummate the Spin-Off or achieve some or all of the benefits that we expect to achieve as a separate company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management's time and effort, which may divert management's attention from operating and growing our business.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a publicly traded company, and we may experience increased costs after the Spin-Off.

Following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties some of the services we currently receive from the Parent. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from the Parent. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

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We have no operating history as a publicly traded company, and our historical financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this registration statement in part from the Parent’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as a separate publicly-traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of the Parent’s broader corporate organization, and the Parent performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from the Parent for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as a publicly traded company.

•	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from the Parent, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Parent, we enjoyed certain benefits from the Parent’s operating diversity, size, borrowing leverage and available capital for investments, and we may lose these benefits after the Spin-Off. As a separate entity, we may be unable to purchase services and technologies or access capital markets on terms as favorable to us as those we obtained as part of the Parent prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being a publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by the Parent, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by the Parent; but these allocations may not reflect the future level of these costs to us as we begin to provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as a separate publicly traded company. We cannot assure you that our operating results will continue at a similar level when we are a separate publicly traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Item 5. Operating and Financial Review and Prospects” and our historical financial statements and the notes thereto included elsewhere in this registration statement.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

From time to time we may need to access the capital markets to obtain long-term and short-term financing. We have not previously accessed the capital markets as a separate public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

We are an international owner and operator of a modern, fuel efficient eco, 157,000 dwt Suezmax tanker, the M/T Eco Malibu with an age of 2.1 years, focusing on the transportation of crude oil.

We intend to actively consider further expansion into the Suezmax tanker space. However, our acquisition targets may include other seaborne transportation sectors depending on our assessment of market conditions and available opportunities at the time when an acquisition is possible. Our targets may include newbuilding vessels or vessels from the secondhand market, including acquisitions from unrelated third parties, the Parent or other related parties.

Currently, we do not have any agreements or commitments to acquire additional vessels. The Parent intends to grant us a right of first offer over two Suezmax crude oil carriers currently owned by the Parent. Pursuant to this right of first offer, we will have the right, but not the obligation, to purchase one or both of the identified vessels on the terms on which the Parent has determined to sell the vessels.

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We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on August 11, 2022. Our executive offices are currently located at 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece and our telephone number is +30 210 812 8107. Our website is www.rubicoinc.com. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov.

On May 6, 2021, we entered into a senior debt facility with Alpha Bank of $38 million for the financing of the vessel M/T Eco Malibu. The loan is payable in 12 consecutive quarterly installments of $0.75 million followed by 12 consecutive quarterly installments of $0.63 million, commencing three months from draw down, and a balloon payment of $21.5 million payable together with the last installment. The facility bears interest at LIBOR plus a margin of 3.00%.

Reasons for the Spin-Off

The Parent currently owns and operates a fleet of modern, fuel efficient “ECO” tanker vessels focusing on the transportation of crude oil as well clean petroleum products and bulk liquid chemicals consisting of 2 VLCCs, 5 Suezmaxes and 3 MR tankers, two of which are 50% owned.

Following the Spin-Off, we will own and operate one Suezmax crude oil tanker vessel, and intend to pursue a pure-play or focused acquisition strategy by opportunistically considering expansion mainly into Suezmax crude oil tanker vessels.

By providing a pure-play or more focused investment opportunity versus the Parent’s more diversified fleet while leveraging our Fleet Manager’s track record of success in building a fleet, we and the Parent believe that the Spin-Off will maximize both the Parent’s and our shareholders’ returns, as investment value will be created by allowing investors to make independent investment decisions with respect to each of us and the Parent based on, among other factors, our different business models, strategies, risk exposures, valuation potential and shipping industries. We and the Parent also believe that the Spin-Off may better position both companies for potential sale or merger opportunities in the future.

In determining whether to effect the spin-off, the board of directors of the Parent also considered the costs and risks associated with the transaction, including those associated with preparing us to become a separate publicly traded company, the risk of volatility in our and the Parent’s stock price that may occur immediately following the Spin-Off, including the potential impact on the price of our common shares due to sales by our shareholders whose investment objectives may not be met by our Common Stock, the time that it may take for us to attract an appropriate shareholder base, and the resulting risk that the trading value of the two separate entities after the Spin-Off may be less than the trading value of the Parent’s common shares before the Spin-Off. Notwithstanding these costs and risks, however, the Parent’s board of directors determined that a spin-off, in the form contemplated herein, and the combined but separate ownership of the Parent common shares and our common shares is the best alternative to enhance long-term shareholder value relative to other strategic alternatives.

B.	Business Overview

We are an international owner and operator of a modern, fuel efficient eco, 157,000 dwt Suezmax tanker, the M/T Eco Malibu with an age of 2.1 years, focusing on the transportation of crude oil.

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The following table lists the vessel in our fleet as of the date of this registration statement:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
M/T Eco Malibu	2021	157,000	Marshall Islands	Hyundai	Time Charter(1)

(1)	This vessel is chartered by Clearlake Shipping Pte Ltd (“Clearlake”), for a firm term of three years at a gross daily rate of $33,950, with a charterer’s option to extend for two additional years at $34,750 and $36,750, respectively. According to the provisions of the time charter, Rubico Predecessor is entitled to terminate the charter in case of the charterer’s failure of punctual and regular payment of hire, while the charterer may cancel the charter if we are in breach of certain maintenance obligations under the agreement, if the vessel is not available for a scheduled voyage due to the action of third parties, or if the vessel is or is expected to be off-hire for more than sixty consecutive days due to certain mechanical or operational causes. In addition, both parties have the option to terminate the charter in case of the outbreak of war or hostilities between two or more of the United States, the United Kingdom, the former U.S.S.R. (except that declaration of war or hostilities solely between any two or more of the countries or republics having been part of the former U.S.S.R. shall be exempted), the People’s Republic of China and the Marshall Islands.

Our Business Strategy

Competitive Strengths

Opportunity for growth. We believe we will be well positioned to opportunistically expand and maximize our current fleet due to competitive cost structure, strong customer relationships and experienced management team.

Demonstrated access to financing. We believe that we are well placed to take advantage of business opportunities due to the Fleet Manager’s operational platform, which we aim to leverage, along with our Fleet Manager’s demonstrated access to financing at the Parent. We believe that our ability to access financing will continue to allow us to capture additional market opportunities when they arise.

Our Fleet Manager’s commercial relationships, reputation and track record. We believe that our Fleet Manager’s network of commercial relationships and reputation and track record in building shipping fleets should provide us with access to attractive acquisition, chartering and vessel financing opportunities.

Modern, Fuel Efficient, Scrubber Fitted Fleet. Our vessel has the latest-generation, fuel efficient design and specifications. We believe that modern, fuel-efficient vessels like ours command higher charter rates than conventional vessels.

Strategies

Opportunistic and sector-agnostic vessel acquisition strategy. Shipping markets are divided into various key sectors including the dry bulk, tanker, gas and container markets, with each of them further segregated to sub-sectors. We plan to exploit opportunities in any sector and sub-sector that provides an attractive demand and supply profile as well as a positive market outlook in the medium to long-term by acquiring vessels trading on this sector. The decision for entering a new sector will be based on robust fundamentals and thoughtful analysis of factors affecting both the demand side and the supply side, while the selection of the target vessel will be subject to strict qualitative criteria including the environmental performance and energy efficiency of the acquisition candidates.

Expand our fleet through accretive acquisitions. We intend to grow our current fleet through timely and selective acquisitions of additional vessels at attractive valuations. In evaluating acquisitions, we consider and analyze, among other things, our expectation of fundamental developments in the shipping industry, the level of liquidity in the resale and charter market, the vessel condition and technical specifications, the expected remaining useful life, as well as the overall strategic positioning of our fleet and customers. For vessels acquired with charters attached, we also consider the credit quality of the charterer and the duration and terms of the contracts in place. Based on our Fleet Manager’s successful track record, commercial expertise and reputation in the marketplace as well as our transparent and public corporate structure, we believe that we are well-positioned to source off-market opportunities to acquire secondhand vessels. As a result, we may be able to acquire vessels on more favorable terms than what would be obtained without access to such opportunities.

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Access to attractive chartering opportunities. Our Fleet Manager has built relationships with many well-known charterers, which we believe is the result of its and our Parent’s reputation for reliable service, safety and dependability. Through a combination of fixed period time charters and spot charters, our Parent and Fleet Manager have historically provided services to many national, regional and international oil companies, charterers and oil traders, including Shell, BP, ExxonMobil, Petrobras, ConocoPhillips, Pemex, Hellenic Petroleum, Glencore, Clearlake, Vitol and Trafigura. We focus on the needs of our customers and intend to acquire tankers and upgrade our fleet based on the requirements and specifications of our charterers, which we believe will enable us to obtain repeat business from our customers.

Environmental, Social, Governance, or ESG, Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Scrubber installations, Existing Vessel Design Index, or EEXI, upgrades, and Energy Saving Devices (“ESDs”) installations, weather routing, slow steaming, ballast and trim optimization during the ballast voyage legs, application of noise reduction designs and frequent propeller and hull cleaning policy constitute examples of the environmental practices our management team has deployed. Moreover, we pay considerable attention to our human resources both on our vessel, or vessels we may acquire and ashore, proven by a variety of practices, including, gender discrimination elimination, performance KPIs, worldwide training and medical insurance.

Management of Our Fleet

Prior to the consummation of the Spin-Off, we intend to enter into a letter agreement (the “CSI Letter Agreement”) with our Fleet Manager, a related party affiliated with the family of Evangelos J. Pistiolis, our significant shareholder, that will detail the terms on which any vessels we may acquire will be managed. Our vessel-owning subsidiary has entered into a management agreement, or the Management Agreement, with our Fleet Manager on May 28, 2020. Both the Management Agreement and the CSI Letter Agreement, once entered into, can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement or the Management Agreement.

Pursuant to the CSI Letter Agreement, once entered into, as well as the Management Agreement concluded between our Fleet Manager and the Company’s vessel-owning subsidiary, we pay a management fee of 600 Euros per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreement provides and the CSI Letter Agreement is intended to provide for payment to our Fleet Manager of: (i) $573 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. Our Fleet Manager also performs supervision services for all of the Company’s newbuilding vessels while the vessels are under construction, for which we pay our Fleet Manager the actual cost of the supervision services plus a fee of 7% of such supervision services.

Our Fleet Manager provides, at cost, all accounting, reporting and administrative services. Finally, the Management Agreement provides and the CSI Letter Agreement is expected to provide for a performance incentive fee for the provision of management services to be determined at the discretion of our Board of Directors. The Management Agreement has and the CSI Letter Agreement is expected to have an initial term of five years, after which they will both continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreement and the intended terms of the CSI Letter Agreement, all fees payable to our Fleet Manager are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected.

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Employment of Our Fleet

As of the date of this registration statement, our current vessel is chartered on a time charter by Clearlake Shipping Pte Ltd, for a firm term of three years at a gross daily rate of $33,950, with a charterer’s option to extend for two additional years at $34,750 and $36,750, respectively. The abovementioned time charter commenced on May 15, 2021. A time charter is generally a contract to provide your ship for a predefined period to the charterer for an agreed daily US$ rate. This rate can be fixed or index-linked, with the latter mounting volatility of freight earnings, as shipping freight indices fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the time charter market ensure that there will be employment on the vessel for the defined period, while the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in tanker vessel charter rates.

The International Shipping Industry

The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India.

Shipping demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States, with a notable exception for 2020 and 2021 in which years the COVID-19 epidemic dramatically reduced oil demand. According to the International Energy Agency, global oil demand for 2022 has increased to approximately 100.8 million barrels/day compared to approximately 96.5 million barrels/day during 2021.

We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.

We will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We currently compete primarily with owners of tankers in Suezmax class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Customers

The only customer of the Rubico Predecessor during the last year was Clearlake Shipping Inc.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. This seasonality may affect operating results. However, to the extent that our vessel, or any vessels we may acquire are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

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Environmental and Other Regulations

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessel and other vessels we may acquire may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessel and other vessels we may acquire to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessel and other vessels we may acquire. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessel and other vessels we may acquire.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessel and other vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessel is in substantial compliance with applicable environmental laws and regulations and that our vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel and other vessels we may acquire. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”) and International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

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Since 2014, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” amendments to MARPOL Annex I Condition Assessment Scheme, or “CAS” have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. In January 2023, amendments to the ESP Code relating to thickness measurements at the first renewal survey of double hull oil tankers will become effective. We may need to make certain financial expenditures to comply with these requirements.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessel is currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or exhaust gas cleaning systems (referred to as “scrubbers” or “EGCS”). Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS, pursuant to Regulation 4. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Furthermore, in December 2022, the Committee adopted Resolution MEPC.361(79) establishing a new Emission Control Area (ECA) for the Mediterranean Sea as a whole. These amendments will enter into force on 1 May 2024, however, ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil until July 1, 2025,. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the significantly higher price of the fuel with very low Sulphur content (0.1%m/m) or due to the additional cost entailed by the use of an EGCS. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

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As determined at the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI's "phase 3" requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022, and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (or EEXI), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (or CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, taking effect from January 1, 2023, ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime will have to have a CII rating of C or above in order to be compliant. Ships that have a CII rating of D for three consecutive years or E, are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements entered into effect on January 1, 2023.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition become effective on or after July 1, 2029.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessel is in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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The ISM Code requires that vessel operators obtain a Safety Management Certificate (or “SMC”) for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a Document of Compliance (or “DOC”), issued by each flag state (or Recognized Organization (“RO”) on behalf of the flag administration), under the ISM Code. We have obtained applicable Documents of Compliance for our offices and safety management certificates for our vessel. The DOC & SMC are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by ship-owners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

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Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, requiring all ships to meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS regulations and the form of the International Ballast Water Management Certificate became effective in June 2022. The Suezmax vessel that will comprise our initial fleet has a Ballast Water Treatment System that ensures compliance with the new environmental regulations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” which entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance starting January 1, 2023. The amendments require ships to remove, or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.

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We have obtained Anti-fouling System Certificates for our vessel that is subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities as well as other regional and national authorities in a number of countries (“ISM Code Compliant Countries”) have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S., European Union and ISM Code Compliant Countries ports, respectively. As of the date of this registration statement, our vessel is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000, for a single-hull tank vessel, over 3,000 gross tons to the greater of $4,000 per gross ton or $29,591,300; and for a non-tank vessel, over to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation) (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessel and other vessels we may acquire could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

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We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for our vessel. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessel and other vessels we may acquire.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and became effective on March 20, 2023. The revised WOTUS rule replaces the 2020 Navigable Waters protection Rule and generally reflects an expansion of the CWA jurisdiction.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessel and other vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessel and other vessels we may acquire from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. Under VIDA, all provisions of the VGP 2013 and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Currently Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessel where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessel and other vessels we may acquire or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessel and other vessels we may acquire from entering U.S. waters. Our vessel is equipped with a ballast water treatment system, which is subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in EPA VGP 2013.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 ( amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses relating to increased monitoring and verification services. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

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Similarly to the EU, the UK adopted its own UK MRV (Monitoring, Reporting and Verification) scheme applicable to all vessels over 5,000 gross tonnage on voyages between UK and non-European Economic Area (EEA) ports and vice versa, between UK ports, and at berth in a UK port.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. “Shipping companies” (defined to include the ship owner or the entity that contractually assumes responsibility for compliance with ETS) will have to surrender allowances for 40% of their emissions in 2025 for the year 2024; 70% in 2026 for the year 2025; and 100% in 2027 for the year 2026. It is intended that the polluter pays principle is applied by way of the ETS costs clause. The EU has mandated Member States to introduce national laws which enable the ship owners to pass on the costs of ETS allowances to the actual commercial users/operators of the ships. Also, the cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5000GT from circa 2027. the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Whilst the ETS final form was agreed in December 2022 and only the publication of the legal text remains outstanding, FuelEU Maritime proposal is still being negotiated and a final draft are expected soon.

UK is also considering extending the UK ETS to maritime transport however more concrete proposals are expected in a year or so.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

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The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “Sox Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tonnage or over and are either engaged in international trade. We believe that our vessel is in substantial compliance with and are certified to meet MLC 2006 and its amendments.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The United States rejoined the Paris Agreement in February 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy-Efficiency Design Index for new ships (while the Ship Energy-Efficiency Management Plan is mandatory for all vessels); (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

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As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV, which applies since 2018, and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal and anticipates issuing a final rule by the end of 2023.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA.

To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

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Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate will be refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore and our Fleet Manager; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. Our vessel currently complies with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden, the Arabian Sea area and the West Africa area including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessel is certified as being “in class” by her Classification Society (American Bureau of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurances

We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for our vessel. Our vessel is covered up to at least its fair market value with a deductible of $150,000 per incident. We also maintain increased value coverage for our vessel. Under this increased value coverage, in the event of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage limit is as per International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10 million up to, currently, approximately $8 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessel and other vessels we may acquire. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessel to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

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C.	Organizational Structure

Rubico Inc. is a wholly owned subsidiary of the Parent and following the Spin-Off will be the owner of all of the issued and outstanding shares of the Rubico Predecessor, Athenean Empire Inc., incorporated under the laws of the Republic of the Marshall Islands. Rubico Inc. was incorporated on August 11, 2022 as Central Tactical Acquisitions Inc. and on March 3, 2023 its articles of incorporation were amended to effect a change in the name of the corporation to Rubico Inc.

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. Other than our vessel, we do not have any material property. See “Item 4.B. Business Overview – Our Current Fleet”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors.”

A.	Operating Results

Factors Affecting our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect both the amount of revenues and expenses that we record during that period.

Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of new buildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of new buildings, vessel upgrades, special or intermediate surveys and vessel positioning.

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TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. The company’s calculation of TCE may not be similar to other method of calculation of other companies.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, we use TCE rates because it provides a means of comparison between different types of vessel employment and, therefore, assists our decision-making process.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

Time Charter Revenues

Our Time charter revenues are driven primarily by the number and size of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, could generate revenues that are less predictable, but could enable us to capture increased profit margins during periods of improvements in charter rates, although we could be exposed to the risk of declining charter rates, which could have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to CSI, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time, which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters, all voyage and operating costs are paid by the charterer.

As of the date of this registration statements, we have not bareboat chartered-in any vessels. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

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Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and value added tax, or VAT, and other miscellaneous expenses. We analyze vessel operating expenses on a U.S. dollar per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Dry-docking Costs

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see “Item 18. Financial Statements—Note 2—Significant Accounting Policies.” In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see “Item 4. Information on the Company—B. Business Overview—Environmental Regulations.”

Management Fees—Related Parties

As from May 28, 2020, our vessel owning subsidiary has outsourced to CSI, a related party controlled by the family of Mr. Evangelos J. Pistiolis, all operational, technical and commercial functions relating to the chartering and operation of our vessel. See “Item 7. Major shareholders and related party transactions — B. Related Party Transactions”.

General and Administrative Expenses

General and administrative expenses represent an allocation of the expenses incurred by our Parent based on the number of calendar days of our vessel to total calendar days of the Parent’s fleet. These expenses consisted mainly of executive compensation, professional fees, utilities and directors' liability insurance.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Inflation, however, has indirectly led to the increase in the base lending costs of our loan, which is based on LIBOR and which has increased from 0.10% in January 2022 to 4.22% in December 2022, that has materially affected our results from operation and cash flow particularly towards the end of the year (please see “ITEM 11. Quantitative and qualitative disclosures about market risk - Interest rate risk” for a sensitivity analysis the increase in interest rates).

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Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our loans, which we include in interest and finance costs. We also incur finance costs in establishing those debt facilities which are deferred and amortized over the period of the respective facility. The amortization of the finance costs is presented in interest and finance costs.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessel requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and periods of charter hire for our tanker;

●	utilization of our tanker (earnings efficiency);

●	levels of our tanker’s operating expenses and dry-docking costs;

●	depreciation and amortization expenses;

●	financing costs; and

●	fluctuations in foreign exchange rates.

Results of Operations of Rubico Predecessor

(Expressed in thousands of U.S. Dollars)	Year Ended December 31,		change
	2021	2022	YE22 v YE21
			$	%
Revenues	7,809	12,392	4,583	59%

EXPENSES:
Voyage expenses	186	254	68	37%
Vessel operating expenses	1,520	2,195	675	44%
Vessel depreciation	1,425	2,239	814	57%
Management fees-related parties	167	264	97	58%
General and administrative expenses	182	198	16	9%
Operating income	4,329	7,242	2,913	67%

OTHER EXPENSES:
Interest and finance costs	-849	-1,759	-910	107%
Total other expenses, net	-849	-1,759	-910	107%

Net Income	3,480	5,483	2,003	58%

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During the year ended December 31, 2022, revenues, voyage expenses, vessel operating expenses, vessel depreciation and management fees-related parties are greatly increased due to the fact that all the abovementioned items are very closely related to the operation of the vessel and during the year ended December 31, 2022 we owned the vessel for 365 days, while at the same period in 2021 we owned the vessel only for 234 days.

Interest and finance costs were disproportionately increased when compared with the days that the Alpha bank loan was outstanding (365 days in 2022 and 234 days in 2021) due to the fact that during the year ended December 31, 2022 LIBOR increased from 0.10% in January 2022 to 4.22% in December 2022, thus effectively more than doubling our interest costs (since the Alpha Bank loan has a fixed margin of 3%, at the beginning of 2022 the total “all-in” interest rate was 3.10% when in December 2022 the “all-in” interest rate increased to 7.22%).

Implications of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity or working capital provided by our Parent, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to build our vessel, maintain the quality of our vessel, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of December 31, 2022, we had an indebtedness of $33.2 million, which after excluding unamortized financing fees amounts to a total indebtedness of $33.5 million. As of December 31, 2022, our cash and cash equivalent balances amounted to $1.9 million, held in U.S. Dollar accounts, $0.5 million of which are classified as restricted cash.

As of the date of this registration statement we have no contractual commitments for the acquisition of any vessel or for any material capital expenditures with respect to our existing vessel in the twelve-month period following the end of the period covered by our financial statements. See “—Loan Arrangements” below for a description of amortization payments due under our loan agreement. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period following the end of the period covered by our financial statements.

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Working Capital Requirements and Sources of Capital

As of December 31, 2022, we had a working capital deficit (current assets less current liabilities) of $2.9 million. For the year ended December 31, 2022 we realized a net income of $5.5 million and generated cash flow from operations of $8.1 million. In our opinion we will be able to finance our working capital deficit and our obligations as they come due over the next twelve months following the date of this registration statement.

Our operating cash flow, provided that interest rate expectations for 2023 remain as they are as of the date of this annual report, is expected to decrease when compared to the same period in 2022, since we expect our interest and finance costs to materially increase (please see “ITEM 11. Quantitative and qualitative disclosures about market risk -Interest rate risk” for a sensitivity analysis the increase in interest rates).

Cash Flow Information

Cash and cash equivalents and restricted cash were $2.2 million and $1.9 million as of December 31, 2021 and 2022 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities increased by $2.0 million, or 31%, for 2022 to $8.1 million, compared to $6.1 million for 2021.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2022 totaled $2.3 million. This consisted mainly of $2.2 million of depreciation expenses and $0.1 million of amortization of deferred financing costs. The cash inflow from operations was increased by a $0.3 million increase in current liabilities.

Adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2021 totaled $1.5 million. This consisted mainly of $1.4 million of depreciation expenses and $0.1 million of amortization of deferred financing costs. The cash inflow from operations was increased by an increase in current liabilities of $1.2 million, offset by a $0.1 million increase in current assets.

Net Cash from Investing Activities.

Net cash used in investing activities in the period ended December 31, 2022 was $0.04 million that comprised of Advances for vessels under construction of 2021, paid in 2022.

Net cash used in investing activities in the period ended December 31, 2021 was $50.6 million, comprised of cash paid for advances for vessels under construction.

Net Cash from Financing Activities.

Net cash used in financing activities in the period ended December 31, 2022 was $8.3 million, consisting of $5.3 million payments to the parent and $3.0 million of principal payments of long term debt.

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Net cash provided by financing activities in the period ended December 31, 2021 was $46.7 million, consisting of $38.0 million of proceeds from long term debt and $10.7 million of advances from the parent, offset by $1.5 million of principal payments of long term debt and $0.5 million payments of financing costs.

Loan Arrangements

On May 6, 2021, the Rubico Predecessor entered into a credit facility with Alpha Bank for $38.0 million for the financing of the vessel M/T Eco Malibu. This facility was drawn down in full. The credit facility is repayable in 12 consecutive quarterly installments of $0.75 million and 12 consecutive quarterly installments of $0.625 million, commencing three months from draw down, and a balloon payment of $21.5 million payable together with the last installment.

Pursuant to the amendment to the facility we expect to enter into with Alpha Bank, the facility will contain various covenants, including (i) an asset cover ratio of 125%, (ii) a ratio of total net debt to the aggregate market value of the Company’s and on the Parent’s fleet, current or future, of no more than 75% and minimum free liquidity of $500,000 per delivered vessel owned/operated by the Company or the Parent. Additionally, the facility contains restrictions on us and on the Parent incurring further indebtedness or guarantees in case these lead to an event of default or in a breach of covenants under the loan facility and change of control provisions (whereby Mr. Evangelos J. Pistiolis together with entities affiliated with him may not control less than 50.1% of the voting rights of the Company). It also restricts the Rubico Predecessor from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility bears interest at LIBOR plus a margin of 3.00%. The applicable LIBOR as of December 31, 2022 was approximately 4.22%.

On March 17, 2023 we received approval from the lender to amend this loan facility subject to us together with the Parent becoming joint guarantors of the facility upon consummation of the Spin-Off. We expect to enter into an amendment with the lender prior to the Spin-Off substantially in the form filed as an exhibit to this registration statement. As of the date of this registration statement we are in compliance with all covenants in this facility.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessel and any vessels we may acquire. Over the course of 2022, the BDTI reached a high of 2,496 and a low of 679. Historically and even more so since the start of the financial crisis in 2008 the performance of the BDTI has been characterized by high volatility.

Meanwhile, the war in Ukraine has amplified the volatility in the tanker market. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil embargo enacted by the United States, the European Union and the United Kingdom.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future.

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Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. We assess that the tanker charter rates have been volatile as a result of COVID-19. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise. Although the Chinese government removed its zero-COVID-19 policy in December 2022 and after easing the lockdown restrictions nationwide, China is now facing a sudden surge in COVID-19 cases. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may have an adverse impact on the tanker industry.

Inflation has had a moderate impact on our vessel operating expenses and corporate overheads; hence management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this could put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Inflation, however, has indirectly led to the increase in the base lending costs of our loan, which is based on LIBOR and which has increased from 0.10% in January 2022 to 4.22% in December 2022, that has materially affected our results from operation and cash flow particularly towards the end of the year (please see “Item 11. Quantitative and qualitative disclosures about market risk—Interest rate risk” for a sensitivity analysis the increase in interest rates).

For further discussion of industry trends, refer to industry disclosure under “Item 4. Information on the Company—B. Business Overview.”

EBITDA

This registration statement describes Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, taxes, depreciation and amortization, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In evaluating EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of EBITDA may not be the same as reported by other companies in the shipping industry or other industries. EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Income to EBITDA

	PERIOD AND YEAR ENDED DECEMBER 31,
(Expressed in thousands of U.S. Dollars)	2020	2021	2022

Net Income	-	3,480	5,483

Add: Vessel depreciation	-	1,425	2,239
Add: Interest and finance costs	-	849	1,759
EBITDA	-	5,754	9,481

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Performance Indicators

The figures shown below are financial and non-financial statistical metrics used by management to measure performance of our vessel, i. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	PERIOD AND YEAR ENDED DECEMBER 31,
	2020	2021	2022
Fleet Data:
Calendar days	-	234.4	365.00
Available days	-	233.8	365.00
Operating days	-	230.0	365.00
Fleet utilization	-	98.38%	100.00%

Average Daily Results:
TCE rate	$-	$33,142	$33,254
Daily Vessel Operating Expenses	$-	$6,485	$6,014

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. Our definition of TCE may not be the same as reported by other companies in the shipping industry or other industries. Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, but are payable by us in the case of a voyage charter, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure. We use TCE rates and TCE revenues to compare period-to-period changes in our performance and it assists investors and our management in evaluating our financial performance. The following table reconciles our net revenues from vessel to TCE rate.

	PERIOD AND YEAR ENDED DECEMBER 31,
(Expressed in U.S. Dollars)	2020	2021	2022
Net revenues from vessels	-	7,809,231	12,391,750
Voyage expenses	-	186,464	254,031
Time charter equivalent revenues	-	7,622,767	12,137,719

Operating days	-	230	365
Daily time charter equivalent rate	-	33,142	33,254

The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses. Daily operating expenses are derived by dividing total operating expenses by calendar days, however the vessel from January 1, 2021 up to its delivery from the shipyard on May 11, 2021 incurred operating expenses amounting to $197,802 mainly relating to crew, stores and insurance expenses (the “Predelivery Opex”) that under US GAAP are not eligible for capitalization and as such the Daily vessel operating expenses are much higher for the year ended December 31, 2021 than if Predelivery Opex were excluded. By excluding the Predelivery Opex from the Daily vessel operating expenses calculation the latter would have been $5,642 for the year ended December 31, 2022.

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	PERIOD AND YEAR ENDED DECEMBER 31,
(Expressed in U.S. Dollars)	2020	2021	2022
Vessel operating expenses	-	1,520,174	2,195,000
Calendar days	-	234	365
Daily vessel operating expenses	-	6,485	6,014

E.	Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate, because it generally involves a comparatively higher degree of judgment in its application. For a description of all our significant accounting policies, see Note 2 to our audited carve-out financial statements included in this registration statement.

Impairment of Long-lived Assets

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

We prepared our carve-out financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 2 of the carve-out financial statements included elsewhere in this registration statement.

We evaluate the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of our long-lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans and overall market conditions. If there are indications for impairment present, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.

The carrying values of our vessel and any vessels we may acquire may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve or decrease by any significant degree. Charter rates may be at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels’ useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the ten year historical averages of the one-year, three-year and five-year time charter rates) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation derived from the most recent twenty-year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

In Note 2 to our audited carve-out financial statements included in this registration statement we discuss our policy for impairing the carrying value of our vessel. During the past year, the market values of Suezmax tankers have increased and hence we believe that there are no indications for impairment of our vessel.

As of December 31, 2021 and 2022, based on third party valuations, the basic charter-free market value of our operating vessel was higher than its carrying value by approximately 15% and 30% respectively.

Our estimates of basic charter-free market value assume that our vessel is in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on third party valuations from established shipbrokers.

Our vessel is currently employed under a long-term, above-market time charter. For more information, see “Business Overview—Our Fleet.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers following the Spin-Off. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece.

Name	Age	Position
Kalliopi Ornithopoulou	64	Director, President, Chief Executive Officer
Nikolaos Papastratis	44	Director, Chief Financial Officer
Aristovoulos Christinis	69	Independent Non-Executive Director
Maria Zoupou	47	Independent Non-Executive Director
George M. Daskalakis	68	Independent Non-Executive Director

Biographical information with respect to each of our directors and executives is set forth below.

Kalliopi Ornithopoulou has more than 40 years of maritime and international business experience in the areas of finance and banking. She has served in executive positions of both Greek and International banks with a specialization in shipping from 1982 until 2010. Since 2010 she is a freelance financial advisor for Greek shipping companies as well as for Aegean Baltic Bank and two UK-based banks. Ms. Ornithopoulou holds a B.Sc in Economics and Politics from Pantios University of Athens.

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Nikolaos Papastratis has more than 17 years of experience in the shipping finance, finance and accounting industry. Mr. Papastratis experience includes Financial Reporting / Controlling in Central Mare Inc, a ship management company and a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our significant shareholder, being responsible for its shipping company client accounts. Prior to Central Mare, Mr. Papastratis was an in-house management consultant in the Vardinogiannis Group of companies for 3 years and prior to that a consultant in the advisory and corporate finance department of PriceWaterhouseCoopers for 2 years. Mr. Papastratis holds a BA in Economics from the Kapodistrian University of Athens and an MBA from the Athens Laboratory of Business Administration (ALBA).

Aristovoulos Christinis has more than 50 years of maritime and international business experience having started as a deck hand in a cargo vessel and progressed to various executive positions in the operations departments of London based shipping companies (Solidor Shipping, European Navigation London, Spinoza Shipping, Marcan Shipping, Top Tankers UK). From 2018 he has been working as freelance advisor to the shipping industry with various worldwide shipping companies. Mr. Christinis holds a Shipping diploma from London Westminster College.

Maria Zoupou has more than 26 years of international business experience in the areas of finance and banking. She has served in executive positions of Alpha Finance investment bank and of Alpha Bank in Athens and in London with a main focus in private banking and compliance departments and has been instrumental in structuring products and processes of the banks private banking department. Ms. Zoupou holds a Diploma in Public Relations and Executive Studies from the University of Sunderland and a Diploma in Public Relations from the Greek American Institute.

George M. Daskalakis has been an active sale and purchase shipbroker for the last 43 years having participated in more than 3,500 transactions. From 1996 he has been the senior partner and director of Allied Shipbroking Inc, one of the largest shipbroking and ship-chartering firms in Greece. Before that he has served as a managing director in Belacasa Compania Naviera S.A. for 9 years where he introduced to the Greek shipping market the bareboat chartering structure and helped established more than 25 new shipping companies by arranging the purchase and financing of their fleet through finance brokers. From 1980 to 1987 he worked as a shipbroker in Vakis Vlahoulis S.A. and Overseas Agency S.A.

No family relationships exist among any of the directors and executive officers.

B.	Compensation

We expect to pay aggregate cash compensation of $0.1 million for the first year following the Spin-Off for the services of our executive officers and directors. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. We have not adopted, and do not anticipate adopting an equity incentive plan and have not granted any awards to directors or officers of the Company. We do not have a retirement plan for our officers or directors.

We will enter into an agreement with Central Mare Inc., or Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our significant shareholder, pursuant to which Central Mare will furnish our executive officers as described below.

Under the terms of the agreement for the provision of our executive officers, we are obligated to pay base salary and additional incentive compensation as determined by our Board of Directors. The initial term of the agreement will expire after one year from its inception and will be automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If any of our officers’ employment is terminated without cause, she or he is entitled to certain personal and household security costs. If she or he is removed from our Board of Directors or not re-elected, then her or his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, each officer is entitled to receive a cash payment of three years’ annual base salary. The agreement also contains death and disability provisions for each officer. In addition, the officers are subject to non-competition and non-solicitation undertakings.

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C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships. Our board of directors has an audit committee, a compensation committee and a nominating committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Maria Zoupou (Chairman), Aristovoulos Christinis and George M. Daskalakis. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the SEC and the OTCQX.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by the OTCQX and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Maria Zoupou, Aristovoulos Christinis and George M. Daskalakis, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Maria Zoupou, Aristovoulos Christinis and George M. Daskalakis, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

D.	Employees

We have no direct employees while our executive officers and a number of employees are furnished to us pursuant to agreements with Central Mare, as described below. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessel employs experienced and competent personnel. As of December 31, 2022, Rubico Predecessor employed 21 sea-going employees, indirectly through our Fleet Manager.

E.	Share Ownership

The common shares beneficially owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Prior to the Spin-Off, our sole shareholder is the Parent. The following table sets forth information regarding beneficial ownership of our voting securities, comprising our common shares, Series D Preferred Shares, Series E Preferred Shares, and Series F Preferred Shares, immediately following the completion of the Spin-Off by each person or entity known by us to be the beneficial owner of more than 5% of each class of our voting securities, each of our directors and executive officers, and all of our directors and executive officers as a group. To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not, and will not be following the Spin-Off, controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. All shareholders of common stock are entitled to one vote for each common share held, holders of our Series D Preferred Shares are entitled to 528 votes per Series D Preferred Share held, holders of our Series E Preferred Shares are entitled to 528 votes per Series E Preferred Share held, and holders of our Series F Preferred Shares are entitled to 5 votes per Series F Preferred Share held.

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Except as otherwise noted below, we based the share amounts reported in the table below on each person’s beneficial ownership of the Parent common shares on the date of this registration statement, assuming the capital structure of the Parent immediately prior to the Spin-Off will be the same as its capital structure as of the date of this registration statement, and giving effect to a distribution in the Spin-Off of an expected 3,789,250 of our common shares at an assumed distribution ratio of one common share for every 16 common shares of the Parent held by such person or underlying certain common share purchase warrants or Series E preferred shares of the Parent held by such person. The distribution ratio of the Spin-Off distribution of our common shares will depend on the number of common shares of the Parent outstanding, as well as the number of shares of common stock into which its outstanding common stock purchase warrants and Series E preferred shares entitled to the dividend are exercisable or convertible, on the record date for the Spin-Off distribution set by the Parent’s board of directors. As of June 20, 2023, the Parent had outstanding 20,346,091 shares of common stock, 100,000 Series D Preferred Shares, 13,452 Series E Preferred Shares convertible into 22,420,000 common shares of the Parent whose holder will receive the Spin-Off distribution of our common shares on an as-converted basis, and 3,659,628 Series F Preferred Shares, and common stock purchase warrants exercisable to purchase up to 17,861,910 common shares of the Parent whose holders will receive the Spin-Off distribution of our common shares on an as-exercised basis. Information for certain holders is based on their latest filings with the Securities and Exchange Commission with respect to beneficial ownership of common shares of the Parent or information delivered to us.

Identity of Person or Group	Number of Shares Beneficially Owned	Percent of Class
Lax Trust(1)	11,835 Series D Preferred Shares 1,592 Series E Preferred Shares 1,577,331 Common Shares(2)	100% 100% 39.8%
Three Sororibus Trust of Cyprus (3)	433,114 Series F Preferred Shares	100%
Directors and executive officers as a group	-	0.0%

(1)    The Lax Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. Immediately following the completion of the Spin-Off, the 1,592 Series E Preferred Shares held by Family Trading may be converted to 175,768 common shares.

(2)    Consisting of common shares issuable on exercise of Series E Preferred Shares and 1,401,563 of our common shares distributed in the Spin-Off distribution to the holder of the Parent’s Series E Preferred Shares. Immediately following the completion of the Spin-Off, the 1,592 Series E Preferred Shares held by Family Trading beneficially owned by Lax Trust may be converted to 175,768 common shares.

(3)     Three Sororibus Trust of Cyprus is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. The business address of Three Sororibus Trust of Cyprus is 31 Kitiou Kyprianou, 3036, Limassol, Cyprus.

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B.	Related Party Transactions

Right of First Offer

The Parent intends to grant us a right of first offer over two Suezmax crude oil carriers currently owned by the Parent. Pursuant to this right of first offer, we will have the right, but not the obligation, to purchase one or both of the identified vessels on the terms on which the Parent has determined to sell the vessels.

Management Agreements

Please see “Item 4. Information on the Company - B. Business Overview - Management of Our Fleet” for a description of the management of our vessel, or any vessels we may acquire from CSI and “Item 6. Directors, Senior Management and Employees-B. Compensation.” for a description of the terms under which our officers are provided to us by Central Mare.

Contribution and Conveyance Agreement

We intend to enter into the Contribution and Conveyance Agreement with the Parent prior to the Spin-Off. Pursuant to the Contribution and Conveyance Agreement, the Parent will, immediately prior to the Spin-Off, (i) contribute the Rubico Predecessor to us in exchange for the shares to be distributed in the Spin-Off and (ii) indemnify us and the Rubico Predecessor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of our vessel prior to the effective date of the Spin-Off.

Exchange Agreement

We intend to enter into an Exchange Agreement prior to the Spin-Off pursuant to which Lax Trust, Three Sororibus Trust of Cyprus and the Parent will agree that, in exchange for our Series D, Series E and Series F Preferred Shares distributed to Lax Trust and Three Sororibus Trust of Cyprus, respectively, in the Spin-Off, an equivalent number of the outstanding Series D, Series E and Series F preferred shares of the Parent will be cancelled.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Carve-out Statements and Other Financial Information

See Item 18.

Legal Proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. We are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, dividends to holders of our preferred shares, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We have not declared any dividends since our inception. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs, or be subject to other circumstances in the future, including as a result of the risks described in this registration statement and any future reports we may file with the SEC, that could reduce or eliminate the amount of cash that we have available for distribution as dividends. Our growth strategy contemplates that we will finance the acquisition of additional vessels in part through raising equity capital. However, if external sources of funds on terms acceptable to us are limited, our board of directors may determine to finance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends. In addition, any credit facilities that we may enter into or the terms of preferred shares which we may issue in the future may include restrictions on our ability to pay dividends on our common shares. Further, under the terms of our current loan agreement, and possibly any future loan agreement, we will not be permitted to pay dividends that would result in an event of default or if an event of default has occurred and is continuing. As a result of these and other factors, we cannot assure you that our board of directors will declare dividend payments on our common shares in the future.

In addition, since we are a holding company with no material assets other than the shares of our subsidiary and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiary and affiliates distributing to us their earnings and cash flow.

Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

B.	Significant Changes

There have been no significant changes since the date of the carve-out financial statements included in this registration statement, other than those described in note 11 “Subsequent events” of such financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

There currently is no existing public trading market for our common shares. However, our common shares are expected to be quoted and traded on the OTCQX following the Spin-Off. As soon as practicable following the Spin-Off, we intend to apply to list our common shares on the Nasdaq Capital Market or the NYSE American, although there can be no assurance that we will meet the initial listing standards of such exchanges and that such applications will be successful.

Upon consummation of the spin-off, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01, of which we expect approximately 3,789,250 shares will be issued and outstanding, and 20,000,000 shares of preferred stock, par value $0.01, of which 11,835 shares are designated Series D Preferred Stock, 1,592 shares are designated Series E Preferred Stock and 433,114 shares are designated Series F Preferred Stock. All of our shares of stock are in registered form. Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Item 10.A. – Share Capital” herein.

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B.	Plan of Distribution

Our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares will be distributed by the Parent by the declaration and issuance of a distribution to the holders of the Parent’s outstanding common shares and Series D, Series E and Series F preferred shares. In addition, our common shares will be distributed to holders of the Parent’s outstanding common stock purchase warrants on an as-exercised basis to the extent such warrants contain anti-dilution provisions conferring an interest equivalent to the Spin-Off distribution, and to the holder of the Parent’s Series E preferred shares on an as-converted basis pursuant to the terms of such preferred shares. The Spin-Off is conditioned on, among other things, the approval of the Parent’s board of directors and obtaining certain regulatory and third-party consents and approvals, including the submission and approval of our request for our common shares to be quoted on the OTCQX and the effectiveness of this registration statement. As of June 20, 2023, the Parent has 20,346,091 common shares outstanding, common stock purchase warrants exercisable to purchase up to 17,861,910 common shares of the Parent whose holders will receive the Spin-Off distribution of our common shares on an as-exercised basis, and Series E preferred shares convertible into 22,420,000 common shares of the Parent whose holder will receive the Spin-Off distribution of our common shares on an as-converted basis. The distribution ratio of the Spin-Off distribution of our common shares will depend on the number of common shares of the Parent that are outstanding, as well as the number of shares of common stock into which the Parent’s outstanding common stock purchase warrants and Series E preferred shares entitled to the dividend are exercisable or convertible, on the record date for the Spin-Off distribution set by the Parent.

The Spin-Off is not being underwritten by an investment bank or otherwise. The purpose of the Spin-Off is described in the section of this registration statement entitled “History and Development of the Company.” The Parent will pay any fees or other expenses incurred in connection with the Spin-Off and the application for the listing of our common shares on the OTCQX. We anticipate the aggregate fees and expenses in connection with the Spin-Off to be approximately $0.5 million.

C.	Markets

We intend to apply for our common shares to be quoted and traded on the OTCQX following the Spin-Off. As soon as practicable following the Spin-Off, we intend to apply to list our common shares on the Nasdaq Capital Market or the NYSE American, although there can be no assurance that we will meet the initial listing standards of such exchanges and that such applications will be successful.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The following is a summary of the description of our capital stock and the material terms of our amended and restated articles of incorporation and bylaws which we intend to adopt prior to the Spin-Off. Because the following is a summary, it does not contain all of the information that you may find useful. We refer you to our amended and restated articles of incorporation and bylaws, which are filed as exhibits hereto and are incorporated herein by reference.

Authorized Capitalization

Upon consummation of the spin-off, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01, of which we expect approximately 3,789,250 shares will be issued and outstanding following the Spin-Off, and 20,000,000 shares of preferred stock, par value $0.01, of which 11,835 shares will be designated Series D Preferred Stock (the “Series D Preferred Shares”), 1,592 shares will be designated Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”) and 433,114 shares will be designated Series F Perpetual Preferred Stock (the “Series F Preferred Shares”). All of our shares of stock are in registered form.

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Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of our preferred stock.

Prior to the Spin-Off, the Parent as our sole shareholder will also approve the amendment of our amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at a cumulative exchange ratio of between one-for-two and one-for-five hundred, with our board of directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to the third anniversary of the Spin-Off. While our board of directors will exercise its sole discretion as to whether and in what circumstances to effect any reverse stock split pursuant to this amendment of our amended and restated articles of incorporation, the Parent’s determination to approve such amendment is intended to provide us the means to maintain compliance with the continued listing requirements of the trading market for our common shares, in particular any minimum bid price requirement, as well as to realize certain beneficial effects of a higher trading price for our common shares, including the ability to appeal to certain investors and potentially increased trading liquidity.

American Stock Transfer & Trust Company, LLC is expected to be the transfer agent and registrar for our common shares.

Preferred Stock

Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights and preferences that could adversely affect the voting power and other rights of holders of our common shares and preferred shares, or make it more difficult to effect a change in control. In addition, preferred stock could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. The material terms of any series of preferred stock that we offer through a prospectus supplement will be described in that prospectus supplement.

Series D Preferred Stock

The following description of the characteristics of the Series D Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation which is filed as an exhibit hereto and is incorporated herein by reference.

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The Series D Preferred Stock has the following characteristics:

Conversion. The Series D Preferred Shares are not convertible into common shares.

Voting. Each Series D Preferred Share has the voting power of 528 common shares. In order to satisfy the minimum percentage of voting of Mr. Evangelos J. Pistiolis contained in the Alpha Bank facility as described above as well as any future such minimum voting rights loan covenants the voting rights per share of Series D Preferred Shares are adjusted such that during the term of any facility containing such a minimum voting percentage covenant, the combined voting power controlled by Mr. Evangelos J. Pistiolis or any related parties affiliated with Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of our total voting power, irrespective of any new common or preferred stock issuances.

Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.

Maturity. The Series D Preferred Shares shall expire and all outstanding Series D shares shall be redeemed by us for par value on the date that any financing facility with any financial institution which requires that any member of the family of Mr. Evangelos J. Pistiolis maintains a specific minimum ownership or voting interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable. Currently the senior secured loan with Alpha Bank has similar provisions that are satisfied via the existence of the Series D Shares.

Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of our Company, the Series D Preferred Shares shall have a liquidation preference of $0.01 per share.

Series E Preferred Stock

The following description of the characteristics of the Series E Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation which is filed as an exhibit hereto and is incorporated herein by reference.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into our Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of our Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $9.06, (ii) 80% of the lowest daily VWAP of our Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of our Common Shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common Shares.

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Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series E Preferred Shares are entitled to the voting power of five hundred twenty-eight (528) of our common shares. The holders of Series E Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of Common Shares, including any cash dividend paid to our common shareholders, on an as-converted basis. Upon any liquidation, dissolution or winding up of our Company, the holders of Series E Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the Common Shares.

Redemption.  We at our option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Shares, or the Liquidation Amount, plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Preferred Shares. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year in an amount per share equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares. Accrued but unpaid dividends shall bear interest at fifteen percent (15%) per year.

Ranking. All shares of Series E Preferred Shares shall rank pari passu with all classes of our common shares.

Series F Preferred Stock

The following description of the characteristics of the Series F Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation which is filed as an exhibit hereto and is incorporated herein by reference.

The Series F Preferred Stock has the following characteristics:

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Voting.  The holders of Series F Preferred Shares are entitled to the voting power of five (5) of our common shares per Series F Preferred Share.  The holders of Series F Preferred Shares and the holders of common shares shall vote together as one class on all matters submitted to a vote of shareholders. Except as required by law, the holders of Series F Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of our Company, the holders of Series F Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the Common Shares.

Redemption.  The Company at its option shall have the right to redeem a portion or all of the outstanding Series F Preferred Shares. Upon an optional redemption, the Company shall pay an amount equal to $10 per Series F Preferred Share redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount, plus any accrued and unpaid dividends. The Series F Preferred Shares include a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders and the CEO of the Parent and their affiliates and associates, pursuant to which if such minimum voting rights fall below 50% the Company is obliged to redeem the full amount of the then outstanding Series F Preferred Shares at a redemption premium of 40%, as detailed in the Statement of Designation for the Series F Preferred Shares.

Dividends. The holders of outstanding Series F Preferred Shares shall be entitled to receive semi-annual dividends payable in cash on the last day of June and December in each year at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Preferred Shares. Accrued and unpaid dividends bear interest at a rate of 13.5% per year. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount is payable to the Buyer 30 days following the issuance of Series F Preferred Shares.

Ranking. All shares of Series F Preferred Shares shall rank pari passu with the Company’s common shares.

Preferred Stock Purchase Rights

Prior to the Spin-Off, we intend to enter into a Shareholders’ Rights Agreement, or the Rights Agreement, with American Stock Transfer & Trust Company, LLC, as Rights Agent.

Under the Rights Agreement, we will declare a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding immediately prior to the Spin-Off. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01, at an exercise price of $40.00 per share. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock (including through entry into certain derivative positions) in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by our board of directors.

We have summarized the material terms and conditions of the Rights Agreement and the Rights below. For a complete description of the Rights, we encourage you to read the Rights Agreement, which we have filed as an exhibit hereto.

Detachment of the Rights

The Rights are attached to all certificates representing our currently outstanding common stock, or, in the case of uncertificated common shares registered in book entry form, which we refer to as “book entry shares,” by notation in book entry accounts reflecting ownership, and will attach to all common stock certificates and book entry shares we issue prior to the Rights distribution date that we describe below. The Rights are not exercisable until after the Rights distribution date and will expire at the close of business on the tenth anniversary of our entry into the Rights Agreement, unless we redeem or exchange them earlier as we describe below. The Rights will separate from the common stock and a Rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

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•	the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the Company’s common stock; or

•	the 10th business day (or such later date as determined by the Company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the Company’s common stock.

“Acquiring person” is generally defined in the Rights Agreement as any person, together with all affiliates or associates, who beneficially owns 15% or more of the Company’s common stock then outstanding. However, the Company, any subsidiary of the Company or any employee benefit plan of the Company or of any subsidiary of the Company and any person holding shares of common stock for or pursuant to the terms of any such plan, are excluded from the definition of “acquiring person.” Certain inadvertent owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions. For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations. In addition, none of the Lax Trust, Three Sororibus Trust of Cyprus, Evangelos Pistiolis, or any of their affiliates or associates shall be considered an acquiring person.

Our board of directors may defer the Rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the Rights distribution date: (i) the Rights will be evidenced by the certificates for shares of Common Stock registered in the names of the holders thereof or, in the case of uncertificated shares of Common Stock registered in book-entry form by notation in book entry accounts reflecting the ownership of such shares of Common Stock (which certificates and Book Entry Shares, as applicable, shall also be deemed to be Rights Certificates) and not by separate Rights Certificates and (ii) the right to receive Rights Certificates will be transferable only in connection with the transfer of shares of Common Stock.

As soon as practicable after the Distribution Date, we will prepare, execute and send, or cause to be sent (and the Rights Agent will, if requested and provided with all necessary information and documents, in the discretion of the Rights Agent, at the expense of the Company, send or cause to be sent) by first-class, postage-prepaid mail, to each record holder of shares of Common Stock as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, or the transfer agent or registrar for the Common Stock, a Rights Certificate evidencing one Right for each share of Common Stock so held.

We will not issue Rights with any shares of common stock we issue after the Rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

If an Acquiring Person obtains beneficial ownership of 15% or more of the Common Shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below under “Redemption of Rights”.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

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Flip-Over Event

If, after an Acquiring Person obtains 15% or more of the Common Shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Anti-dilution

We may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Shares. No adjustments to the Exercise Price of less than 1% will be made.

Redemption of Rights

We may redeem the Rights for $0.0001 per Right under certain circumstances. If we redeem any Rights, we must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if we effect a stock dividend or a stock split.

Exchange of Rights

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Shares, our board of directors may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Common Share.

Amendment of Terms of Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

B.	Memorandum and Articles of Association

Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in the section entitled “Item 10.A. – Share Capital” above.

Our Amended and Restated Articles of Incorporation and Bylaws

The following description of our amended and restated articles of incorporation and bylaws is a summary of the amended and restated articles of incorporation and bylaws that we intend to adopt prior to the Spin-Off substantially in the form filed as an exhibit to this registration statement and is qualified by reference to such form of our amended and restated articles of incorporation and bylaws.

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Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time by the chairman of the board of directors, a majority of the entire board of directors, or the chief executive officer. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors

Our directors are elected by the affirmative vote of a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our amended and restated articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

The board of directors must consist of at least one member. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal

Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. The entire board of directors or any individual director may be removed, with cause, by the vote of two-thirds of the votes eligible to be cast by the holders of outstanding shares of our capital stock then entitled to vote at an election of directors. No director may be removed without cause by either the shareholders or the board of directors. Except as otherwise provided by applicable law, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been negligent or guilty of misconduct in the performance of his duties to the Company in any matter of substantial importance to the Company by (A) the affirmative vote of at least 80% of the directors then in office at any meeting of the board of directors called for that purpose or (B) a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetence directly affects his ability to serve as a director of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders generally have the right to dissent from the sale of all or substantially all of our assets not made in the usual course of our business and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment.

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Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. Our Bylaws provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of us, including any such action arising under the Exchange Act or the Securities Act, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. For more information regarding the risks connected to the forum selection provision in our Bylaws, see “Risk Factors—Risks Related to our Common Shares— We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.”

Anti-takeover Provisions of our Charter Documents

Several provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our bylaws provide that the board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

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Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of the Company. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than our board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of two-thirds of the votes eligible to be cast by holders of outstanding shares of our capital stock then entitled to vote at an election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Super-Majority Approval Requirements

Our amended and restated articles of incorporation and bylaws provide that the vote of two-thirds of the votes eligible to be cast by holders of outstanding shares of our capital stock then entitled to vote at an election of directors is required to amend our bylaws or certain provisions of our amended and restated articles of incorporation at any annual or special meeting of shareholders. In addition, amendments to certain provisions of our bylaws may be made when approved by a vote of not less than 66 2/3% of the entire board of directors. These provisions that require not less than 66 2/3% vote of our board of directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our board of directors, any amendment to change the number of directors constituting our board of directors, the method by which our board of directors is elected, the nomination procedures of our board of directors, removal of our directors and the filling of vacancies on our board of directors.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we will include these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation will prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our issued and outstanding voting stock; or

•	any person who is our affiliate or associate and who held 15% or more of our issued and outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person.

•	Subject to certain exceptions, a business combination includes, among other things:

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certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our issued and outstanding stock;

certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

•	These provisions of our amended and restated articles of incorporation do not apply to a business combination if:

before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock issued and outstanding at the time the transaction commenced, other than certain excluded shares;

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our issued and outstanding voting stock that is not owned by the interested shareholder;

the shareholder was or became an interested shareholder prior to the consummation of the transactions;

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

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(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our issued and outstanding voting stock.

Certain Marshall Islands Company Considerations

Our corporate affairs are governed by our amended and restated articles of incorporation, bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. Furthermore, the Marshall Islands lacks a bankruptcy statute, and in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Company, the bankruptcy laws of the United States or of another country having jurisdiction over the Company would apply. The following table provides a comparison between certain statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as	Special meetings of the shareholders may be called by the board of directors or by such person or persons as

Marshall Islands	Delaware

may be authorized by the articles of incorporation or by the bylaws.	May be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

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Shareholders’ Voting Rights

Unless otherwise provided in the articles of incorporation, any action required by the BCA to be taken at a meeting of shareholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation or the bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Removal:	Removal:

 If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

Any or all of the directors may be removed for cause by vote of the shareholders. The articles of incorporation or the specific provisions of a bylaw may provide for such removal by action of the board.

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

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Directors

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all assets, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

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Marshall Islands	Delaware

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort. Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of $50,000 or less.

C.	Material contracts

Attached as exhibits to this registration statement are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this registration statement. We refer you to “Item 4. Information on the Company – A. History and Development of the Company,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources,” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a discussion of these contracts. Other than as discussed in this registration statement, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares. The discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who own hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

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Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

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(2)	either

A.	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

B.	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and the Rubico Predecessor are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that the Rubico Predecessor satisfied the 50% Ownership Test for the taxable year 2022 and intend to take this position on our U.S. federal income tax return for the 2022 year. This is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the 50% Ownership Test in future taxable years.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For this purpose, an established securities market generally includes a U.S. over-the-counter market. We anticipate that our common shares, which are our sole class of issued and outstanding stock that is traded, will be “primarily traded” on the OTCQX, which is an established securities market for this purpose. In order to satisfy the Publicly-Traded Test, Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will generally be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our Parent’s common stock, which is listed on the Nasdaq Capital Market and is our Parent’s only class of publicly-traded stock, did not constitute more than 50% of our Parent’s outstanding shares by vote for the 2022 taxable year, and accordingly, our Parent did not satisfy the listing threshold for the 2022 taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

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To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a current rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or is leasing income that is attributable to such fixed place of business in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States or will otherwise not be subject to U.S. federal income taxation.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that

•	is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes;

•	owns the common shares as a capital asset, generally, for investment purposes; and

•	owns less than 10% of the Parent’s common shares for U.S. federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

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Distributions

Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid by certain corporations to individuals, trusts and estates are eligible to be taxed at reduced tax rates applicable to “qualified dividend income”, subject to satisfaction of certain other requirements. However, in the case of a non-U.S. corporation, such dividends are eligible for taxation at reduced rates only if the corporation is eligible for the benefits of certain income tax treaties, or if the corporation’s shares are readily tradable on an established securities market in the United States. For this purpose (and in contrast to the analysis of the term “established securities market” for purposes of the exemption from taxation under Section 883 of the Code, as described in “—Taxation of Operating Income: In General—Exemption of Operating Income from U.S. Federal Income Taxation”), the OTCQX on which our common shares are expected to be listed is not an established securities market. Furthermore, we will not be eligible for the benefits of an applicable income tax treaty. Therefore, dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate will generally not be treated as “qualified dividend income” and will, therefore, be taxable at ordinary income rates.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in (or, in certain circumstances, fair market value of) a common share or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common shares

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common shares.  This tax is in addition to any income taxes due on such investment income.

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If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that the Rubico Predecessor was not a PFIC for its 2022 taxable year because it had no bareboat chartered-out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Taxation—U.S. Federal Income Taxation of U.S. Holders—Taxation of U.S. Holders Not Making a Timely QEF Election.”

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If we were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding us.

A U.S. Holder who held our common shares during any period in which we were treated as a PFIC and who did not make a QEF Election may continue to be subject to the Default PFIC Regime, notwithstanding that we are no longer a PFIC. If you are a U.S. Holder who held our common shares during any period in which we were a PFIC but failed to make either of the foregoing elections, you are strongly encouraged to consult your tax advisor regarding the U.S. federal income tax consequences to you of holding our common shares in periods in which we are no longer a PFIC.

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. It should be noted that if any of our subsidiaries is treated as a corporation for U.S. federal income tax purposes, a U.S. Holder must make a separate QEF Election with respect to each such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF Election

Finally, a U.S. Holder who does not make a QEF Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares.  If a Non-Electing Holder who is an individual dies while owning the common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares.

U.S. Federal Income Tax Treatment of the Spin-Off

Generally, any cash and the fair market value of property, such as the Company’s common shares in the hands of another corporation, that is distributed by such corporation will be treated as a distribution, as described below. However, under Section 355 of the Code, a company may undergo a corporate division, such as the Spin-Off, and distribute stock of a controlled corporation, such as the Company when it was wholly-owned by the Parent, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the conduct of an active trade or business for the prior five years and certain other requirements are met. The Company and the Parent intend to take the position that they are unable to satisfy all of the requirements imposed by Section 355 of the Code to treat the Spin-Off as a tax-free corporate division for U.S. federal income tax purposes.

If the Company and the Parent were able to satisfy the requirements of the Section 355 of the Code, U.S. Holders that receive the Company’s common shares in the Spin-Off would not be treated as receiving a taxable dividend, as described below, and a U.S. Holder that received the Company’s common shares would generally be required to allocate a portion of such holder’s tax basis in its Parent common stock to the Company’s common shares the holder received in the Spin-Off. The amount of that basis should be allocated in proportion to the relevant fair market values of the Parent’s common stock and the Company’s common shares.

The remainder of this discussion will assume that the Spin-Off will not qualify as a tax-free corporate division for U.S. federal income tax purposes. U.S. Holders that receive the Company’s common shares and cash in lieu of fractional shares in the Spin-Off will be treated as receiving a distribution from the Parent. The fair market value of the Company’s common shares distributed will be treated as a dividend to the extent of the Parent’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the Spin-Off represents a distribution in excess of such current and accumulated earnings or profits, for a U.S. Holder of the Parent’s common stock, the fair market value of the Company’s common shares distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder’s tax basis is $0, and thereafter as capital gain. Because the Parent is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. U.S. Holders’ basis in the Company’s common shares received in the Spin-Off will be equal to the fair market value as of the date of distribution of such shares. Please consult your personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off to you.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

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Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

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Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

F.	Dividends and paying agents

We refer you to the section of this registration statement entitled “Item 8. Financial Information – Carve-out Statements and Other Information – Dividend Policy” for a discussion of our dividend policy.

G.	Statement by experts

The carve out financial statements of Rubico Inc. Predecessor (previously referred to as the Central Tactical Acquisitions Inc. Predecessor) as of December 31, 2021 and 2022, and for the period from February 18, 2020 to December 31, 2020 and for the years ended December 31, 2021 and 2022, included in this Registration Statement have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

H.	Documents on display

When the SEC declares this registration statement effective, we will be subject to the informational requirements of the Securities Exchange Act. In accordance with these requirements we will file reports and other information with the SEC. Our SEC filings are available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on our website at www.rubicoinc.com. Information on such websites does not constitute a part of this registration statement and is not incorporated by reference.

I.	Subsidiary information

Not applicable.

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ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Currently, the loan secured by the M/T Eco Malibu is a variable interest rate loan facility as we pay interest at LIBOR plus a margin, hence we are exposed to risks associated with changes in LIBOR (or in the future SOFR) since we have not entered into any hedging contracts to protect against such interest rate fluctuations. Furthermore in the future, depending on our vessel acquisitions and financing arrangements our exposure to risks associated with changes in interest rates relating to any unhedged variable–rate borrowings, according to which we will pay interest at LIBOR or SOFR plus a margin may increase; as such increases in interest rates could affect our results of operations and ability to service our debt.

Based on the amount of our outstanding fluctuating interest rate indebtedness, as of December 31, 2022, a hypothetical one percentage point increase in the U.S. dollar LIBOR would increase our interest rate expense for 2023, on an annualized basis, by approximately $0.34 million.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. The minority of our operating expenses and a significant part of our general and administration expenses are anticipated to be in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

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ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this item, together with the report of Deloitte Certified Public Accountants S.A., is set forth on pages F-1 through F-16 and are filed as part of this registration statement.

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ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Form of Amended and Restated Articles of Incorporation of the Company*

1.2	Form of Amended and Restated Bylaws of the Company*

2.1	Form of Common Share Certificate*

2.2	Form of Statement of Designation of the Series A Participating Preferred Stock of the Company*

2.3	Form of Statement of Designation of the Series D Preferred Shares of the Company*

2.4	Form of Statement of Designation of the Series E Preferred Shares of the Company*

2.5	Form of Statement of Designation of the Series F Preferred Shares of the Company*

4.1	Form of Shareholders’ Rights Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent*

4.2	Form of Exchange Agreement by and among the Company, Lax Trust and Three Sororibus Trust of Cyprus*

4.3	Form of Right of First Offer Agreement by and between the Company and Top Ships Inc.*

4.4	Form of Contribution and Conveyance Agreement by and between the Company and Top Ships Inc.*

4.5	Management Agreement by and between Athenean Empire Inc. and Central Shipping Inc.*

4.6	Form of Letter Agreement from Central Shipping Inc. to the Company, in respect of provision of management services*

4.7	Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $38,000,000, dated May 6, 2021, by and among Alpha Bank S.A. and Athenean Empire Inc. in relation to the M/T Eco Malibu(1)

4.8	Form of First Supplemental Agreement to the Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $38,000,000, dated May 6, 2021, by and among Alpha Bank S.A. and Athenean Empire Inc. in relation to the M/T Eco Malibu*

8.1	List of Subsidiaries*

15.1	Consent of Deloitte Certified Public Accountants S.A.*

15.2	Consent of Watson Farley & Williams LLP*

* Filed herewith

(1) Incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed by Top Ships Inc. on April 15, 2022.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Rubico Inc.

By:	/s/ Nikolaos Papastratis
Name:	Nikolaos Papastratis
Title:	Chief Financial Officer and Director

Date: June 21, 2023

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RUBICO INC. PREDECESSOR

CARVE-OUT FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rubico Inc.

Opinion on the Financial Statements

We have audited the accompanying carve-out balance sheets of Rubico Inc. Predecessor (the “Company”) as of December 31, 2021 and 2022, the related carve-out statements of operations, changes in equity, and cash flows, for the period from February 18, 2020 to December 31, 2020 and for the years ended December 31, 2021 and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for the period from February 18, 2020 to December 31, 2020 and for the years ended December 31, 2021 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

June 21, 2023

We have served as the Company’s auditor since 2022.

F-2

RUBICO INC. PREDECESSOR
CARVE-OUT BALANCE SHEETS
DECEMBER 31, 2021 AND 2022

(Expressed in thousands of U.S. Dollars)

	December 31,	December 31,
	2021	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,651	1,375
Prepayments and other	76	43
Inventories	34	69
Total current assets	1,761	1,487

FIXED ASSETS:
Vessels, net (Note 4)	61,879	59,640
Total fixed assets	61,879	59,640

OTHER NON CURRENT ASSETS:
Restricted cash (Note 7)	500	500
Total non-current assets	500	500

Total assets	64,140	61,627

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 7, 5 )	2,920	2,926
Due to Parent company (Note 5)	22,301	-
Due to related parties (Note 5)	-	53
Accounts payable	108	201
Accrued liabilities	126	193
Unearned revenue	1,052	1,052
Total current liabilities	26,507	4,425

NON-CURRENT LIABILITIES:
Non-current portion of long term debt (Note 7, 5)	33,153	30,239
Total non-current liabilities	33,153	30,239

COMMITMENTS AND CONTINGENCIES (Note 8)	-	-

Total liabilities	59,660	34,664

EQUITY:
Net parent investment (Note 1)	1,000	18,000
Retained Earnings	3,480	8,963
Total equity	4,480	26,963

Total liabilities and equity	64,140	61,627

F-3

RUBICO INC. PREDECESSOR
CARVE-OUT STATEMENTS OF OPERATIONS
PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022
(Expressed in thousands of U.S. Dollars)
	2020	2021	2022
Revenues	-	7,809	12,392

EXPENSES:
Voyage expenses (including $-, $98 and $155 respectively, to related party) (Note 5)	-	186	254
Vessel operating expenses (Note 10)	-	1,520	2,195
Vessel depreciation (Note 4)	-	1,425	2,239
Management fees-related parties (Note 5)	-	167	264
General and administrative expenses (Note 9)	-	182	198
Operating income	-	4,329	7,242

OTHER EXPENSES:
Interest and finance costs (Note 11)	-	(849)	(1,759)
Total other expenses, net	-	(849)	(1,759)

Net Income	-	3,480	5,483

F-4

RUBICO INC. PREDECESSOR

CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of U.S. Dollars)

	Parent Investment	Retained Earnings	Total
BALANCE, February 18, 2020	-	-	-
Net Income for the period	-	-	-
Net increase in Parent Company Investment (Note 2)	1,000	-	1,000
BALANCE, December 31, 2020	1,000	-	1,000
Net Income	-	3,480	3,480
BALANCE, December 31, 2021	1,000	3,480	4,480
Net Income	-	5,483	5,483
Net increase in Parent Company Investment (Note 2)	17,000	-	17,000
BALANCE, December 31, 2022	18,000	8,963	26,963

The accompanying notes are an integral part of these carve-out financial statements.

F-5

RUBICO INC. PREDECESSOR
CARVE-OUT STATEMENTS OF CASH FLOWS
FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022
(Expressed in thousands of U.S. Dollars)
	2020	2021	2022
Cash Flows from Operating Activities:
Net Income	-	3,480	5,483
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	-	1,425	2,239
Amortization of deferred financing costs	-	64	92
(Increase)/Decrease in:
Inventories	-	(76)	7
Prepayments and other	-	(34)	(9)
Increase/(Decrease) in:
Due to related parties	-	-	53
Accounts payable	-	109	93
Accrued liabilities	-	85	108
Unearned revenue	-	1,052	-
Net Cash provided by Operating Activities	-	6,105	8,066

Cash Flows from Investing Activities:
Advances for vessels under construction	(12,635)	(50,628)	(41)
Net Cash used in Investing Activities	(12,635)	(50,628)	(41)

Cash Flows from Financing Activities:
Proceeds from debt	-	38,000	-
Advances/(Payments) from/(to) Parent company	11,635	10,665	(5,301)
Principal payments of debt	-	(1,500)	(3,000)
Net increase in Parent Company Investment	1,000	-	-
Payment of financing costs	-	(491)	-
Net Cash provided by/(used in) Financing Activities	12,635	46,674	(8,301)

Net increase/(decrease) in cash and cash equivalents and restricted cash	-	2,151	(276)

Cash and cash equivalents and restricted cash at beginning of the period/year	-	-	2,151

Cash and cash equivalents and restricted cash at end of the year	-	2,151	1,875

Cash breakdown
Cash and cash equivalents	-	1,651	1,375
Restricted cash, current	-	-	-
Restricted cash, non-current	-	500	500
SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities/Due to Parent	28	41	-
Interest paid, net of capitalized interest	-	695	1,556
Forgiveness of amount Due to Parent (Note 5)	-	-	17,000

The accompanying notes are an integral part of these carve-out financial statements.

F-6

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information

The accompanying carve-out financial statements of Rubico Inc. (formerly Central Tactical Acquisitions Inc.) (the “Company”), include a wholly owned subsidiary of Top Ships Inc. (the “Parent”) Athenean Empire Inc.(“Subsidiary” or “Athenean” or “Rubico Inc. Predecessor”) which owns one 157,000 dwt suezmax tanker, the M/T Eco Malibu, built in May 2021 that is time chartered to Clearlake Shipping Pte Ltd.,

The Parent will contribute Athenean to the Company in connection with the spin-off in exchange for common shares in the Company, which the Parent intends to distribute to holders of its common stock on a pro rata basis. The Company was formed on August 11, 2022 under the laws of the Republic of the Marshall Islands to serve as the holding company of Athenean.

The accompanying carve-out financial statements of the Company include the historical carrying costs of the assets and the liabilities of Athenean from its date of incorporation. Since Athenean was incorporated on February 18, 2020 under the laws of the Marshall Islands, no comparative financial information exists before this period. For all purposes of these carve-out financial statements 100% of Athenean Empire Inc is deemed to be contributed to Rubico Inc., and hence the “Company” and the “Company’s vessel” should be read and construed accordingly.

The Company’s vessel is managed by Central Shipping Inc (“CSI”), a related party affiliated with the family of Evangelos J. Pistiolis, the Company’s Parent Chief Executive Officer, Director and President, Mr. Evangelos J. Pistiolis.

2.	Significant Accounting Policies

Basis of presentation: The accompanying carve-out financial statements include the accounts of Athenean Empire Inc. comprising the Company as discussed in Note 1. These carve-out financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Top Ships Inc. The carve-out financial statements reflect the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Intercompany accounts and transactions between Athenean Empire Inc. and Top Ships Inc. amounting to $18,000 have been treated as a contribution from Top Ships Inc. and presented as Net parent investment in the accompanying carve-out balance sheets. The Company is dependent upon its parent, Top Ships Inc. for a major part of its working capital and financing requirements as Top Ships Inc. uses a centralized approach to cash management and financing of its operations. None of Top Ships Inc.’s cash and cash equivalents or debt and the related interest expense at the corporate level have been assigned to the Company in the carve-out financial statements.

The carve-out statements of operations reflect expense allocations made to the Company by Top Ships Inc. for certain corporate functions and for shared services provided by Top Ships Inc. These allocations were made by Top Ships Inc. on a pro-rata basis based on the number of calendar days of the Company’s vessel to total calendar days of the Top Ships Inc. fleet. See Notes 5 and 9 for further information on expenses allocated by Top Ships Inc. Both the Company and Top Ships Inc. consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the carve-out financial statements may not be indicative of the Company’s future performance and may not include all of the actual expenses that would have been incurred by the Company as an independent publicly traded company or reflect the Company’s financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented.

Use of Estimates: The preparation of the accompanying carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates mainly include vessel useful lives and residual values. Actual results may differ from these estimates.

F-7

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because its vessel operates in international shipping markets, and therefore primarily transacts business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the statement of operations.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as minimum cash under the terms of a loan agreement, as restricted and these amounts are presented separately on the balance sheets. In the event original maturities are shorter than twelve months, such deposits are presented as current assets while if original maturities are longer than twelve months, such deposits are presented as non-current assets.

Inventories: Inventories consist of lubricants and paints on board the vessel. Inventories are stated at the lower of cost and net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is determined by the first in, first out method.

Vessel Cost: Vessels are stated at cost, which consists of the contract price, pre-delivery costs and capitalized interest (if any) incurred during the construction of new building vessels, and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the statements of operations. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel’s initial voyage). Vessels acquired from entities under common control are recorded at historical cost.

Impairment of Long-Lived Assets: The Company evaluates the existence of impairment indicators whenever events or changes in circumstances indicate that the carrying values of the Company’s long lived assets are not recoverable. Such indicators of potential impairment include, vessel sales and purchases, business plans, declines in the fair market value of vessels and overall market conditions. If there are indications for impairment present, the Company determines undiscounted projected net operating cash flows for its vessel and compares it to the vessel's carrying value. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value, and the difference is recognized as an impairment loss. The impairment tests the Company conducted as of December 31, 2021 and 2022 showed that there are no impairment indications for its vessel.

Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessel, after deducting the estimated salvage value. The vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, of $300 per lightweight ton. Management estimates the useful life of the Company's vessel to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

Dry-Docking Costs: All dry-docking and special survey costs are expensed in the period incurred.

Financing Costs: Fees incurred and paid to lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans prepaid or refinanced are expensed in the period when a prepayment or refinancing is made and charged to interest and finance costs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

Accounting for Revenue and Expenses: Revenues are generated from time charter arrangements. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. The Company’s time charter agreements are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because: (i) the vessel is an identifiable asset; (ii) the Company as lessor, does not have substantive substitution rights; and (iii) the charterer, as lessee, has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

F-8

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

Time charter revenue is only recognized when an agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured. Revenue is shown net of address commissions, if applicable, payable directly to charterers under the relevant charter agreements. Address commissions represent a common market practice discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer. Commissions on time charter revenues are recognized on a pro rata basis over the duration of the period.

Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any agreed or estimated off-hire period. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and (ii) the lease component would be classified as an operating lease. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. Under a time charter agreement, vessel management fees, broker’s commissions and operating expenses such as, crew wages, provisions and stores, technical maintenance and insurance expenses are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer, with the exception of broker’s commissions. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

The Company pays commissions to ship brokers and to CSI, associated with arranging the Company’s charters. These brokers’ commissions are recognized over the related charter period and are included in voyage expenses.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenue and not by the type of vessel or vessel employment for its customers. As a result, the board of directors of the Company, the chief operating decision makers, review operating results solely by revenue per day and vessel operating results, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters its vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

3.	Going Concern

The Company for the year ended December 31, 2022 realized net income of $5,483 and generated cash flow from operations of $8,066. At December 31, 2022, the Company had a working capital deficit of $2,938.

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand and operational cash flow and hence the Company believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these carve-out financial statements. Consequently, the carve-out financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4.	Vessels, net

The amounts in the balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	-	-	-
— Transferred from advances for vessels under construction	63,304	-	63,304
— Depreciation	-	(1,425)	(1,425)
Balance, December 31, 2021	63,304	(1,425)	61,879
— Depreciation	-	(2,239)	(2,239)
Balance, December 31, 2022	63,304	(3,664)	59,640

F-9

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

On May 11, 2021 the Company took delivery of M/T Eco Malibu hence advances paid and capitalized expenses relating to this vessel were transferred from Advances for vessels under construction to Vessels, net.

As of December 31, 2022 M/T Eco Malibu has been mortgaged as security under its respective loan facility (see Note 7).

5.	Transactions with Related Parties

(a) CSI Management Agreement: On May 28, 2020, the Company entered into a management agreement (the “CSI Management Agreement”), with CSI. The CSI Management Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Management Agreement.

Pursuant to the CSI Management Agreement, the Company pays a management fee of $600 per day for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the CSI Management Agreement provides for payment to CSI of: (i) $573 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels and (iv) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. CSI also performs supervision services for all the Company’s newbuilding vessels while the vessels are under construction, for which the Company pays CSI the actual cost of the supervision services plus a fee of 7% of such supervision services.

CSI provides, at cost, all accounting, reporting and administrative services. Finally, the CSI Management Agreement provides for a performance incentive fee for the provision of management services to be determined at the discretion of the Company’s Board of Directors. The CSI Management Agreement has an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the CSI Management Agreement, all fees payable to CSI are adjusted annually according to the US Consumer Price Inflation (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected.

As of December 31, 2021 and 2022, the Company did not owe any amounts to CSI. The fees charged by and expenses relating to CSI for the period and year ended December 31, 2020, 2021 and 2022 are as follows:

	Period and year ended December 31,
	2020	2021	2022	Presented in:
Management fees	-	51	-	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
	-	134	219	Management fees – related parties –Statement of operations
Supervision services fees	9	12	-	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Superintendent fees	-	64	-	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
	-	-	3	Vessel operating expenses – Statement of operations
Accounting and reporting cost*	-	33	45	Management fees – related parties – Statement of operations
Financing fees	-	76	-	Net in Current and Non-current portions of long-term debt – Balance sheet
Commission on charter hire agreements	-	98	155	Voyage expenses - Statement of operations
Total	9	468	422

*Accounting and reporting cost represents an allocation of the expenses incurred by the Parent based on the number of calendar days of the Company’s vessel to total calendar days of the Parent’s fleet.

F-10

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

For the period and year ended December 31, 2020, 2021 and 2022 CSI charged the Company newbuilding supervision related pass-through costs amounting to $133, $192 and $- respectively, which are not included in the table above and are presented within Vessels, net / Advances for vessels under construction in the Company’s balance sheet.

(b) Due to Parent company: As of December 31, 2021 and 2022, the amount Due to Parent company was $22,301 and $0 respectively and mainly related to payments made by the Parent for the construction and financing of the Company’s vessel as well as for the provision of working capital to the Company. On December 31. 2022 an amount of $17,000 was forgiven by the Parent company and was recognized as a Parent Investment in the accompanying carve-out financial statements.

6.	Leases

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the year ended December 31, 2022, the Company operated one vessel (M/T Eco Malibu) under time charter with Clearlake Shipping Pte Ltd.

Future minimum time-charter receipts of the Company’s vessel in operation as of December 31, 2022, based on commitments relating to its non-cancellable time charter contract as of December 31, 2022, are as follows:

Year ending December 31,	Time Charter receipts
2023	12,392
2024	4,617
Total	17,009

In arriving at the minimum future charter revenues it has been assumed that no off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Debt

The amounts in the balance sheets are analyzed as follows:

Bank / Vessel	December 31,
	2021	2022
Total long term debt:
Alpha Bank Facility (M/T Eco Malibu)	36,500	33,500
Total long term debt	36,500	33,500
Less: Deferred finance fees	(427)	(335)
Total long term debt net of deferred finance fees	36,073	33,165

Presented:
Current portion of long term debt	2,920	2,926
Long term debt	33,153	30,239

Total Debt net of deferred finance fees	36,073	33,165

F-11

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

Alpha Bank Facility

On May 6, 2021, the Company entered into a credit facility with Alpha Bank for $38,000 for the financing of the vessel M/T Eco Malibu (Hull No 866). This facility was drawn down in full. The credit facility is repayable in 12 consecutive quarterly installments of $750 and 12 consecutive quarterly installments of $625, commencing three months from draw down, and a balloon payment of $21,500 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 125% applicable to the vessel owning company, (ii) a ratio of total net debt to the aggregate market value of the fleet applicable to the Company and to the Parent, current or future, of no more than 75% and minimum free liquidity of $500 per delivered vessel owned/operated applicable to the Company and to the Parent. Additionally, the facility contains restrictions on the vessel owning company from incurring further indebtedness or guarantees and change of control provisions (whereby Mr. Evangelos J. Pistiolis together with entities affiliated with him may not control less than 50.1% of the voting rights of the Parent). It also restricts the Company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	First priority mortgage over M/T Eco Malibu;

•	Assignment of insurance and earnings of the mortgaged vessel;

•	Specific assignment of any time charters with duration of more than 12 months;

•	Corporate guarantee of the Parent;

•	Pledge of the shares of the shipowning subsidiary;

•	Pledge over the earnings account of the vessel.

The facility bears interest at LIBOR plus a margin of 3.00%. The applicable LIBOR as of December 31, 2022 was approximately 4.22%.

Scheduled Principal Repayments: The Company’s annual principal payments required to be made after December 31, 2022 on its loan obligations, are as follows:

Years
December 31, 2023	3,000
December 31, 2024	2,750
December 31, 2025	2,500
December 31, 2026	2,500
December 31, 2027	22,750
Total	33,500

As of December 31, 2022, both the Company and the Parent were in compliance with all debt covenants with respect to the Alpha Bank Facility.

Financing Costs: The net additions in deferred financing costs amounted to $491 and $0 during the years ended December 31, 2021 and 2022.

8.	Commitments and Contingencies

Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business. The Company does not believe that contingent liabilities related to these matters, either individually or in the aggregate, will materially affect the Company’s Financial Statements.

Environmental Liabilities:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the carve-out financial statements.

F-12

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

9.	General and administrative expenses

General and administrative expenses represent an allocation of the expenses incurred by Top Ships Inc. based on the number of calendar days of the Company’s vessel to total calendar days of the Top Ships Inc. fleet. These expenses consisted mainly of executive compensation, professional fees, utilities and directors' liability insurance.

10.	Vessel Operating Expenses

The amounts in the statements of operations are as follows:

Vessel Operating Expenses	Period and year ended December 31,
	2020	2021	2022
Crew wages and related costs	-	1,065	1,427
Insurance	-	118	192
Repairs and maintenance	-	29	114
Spares and consumable stores	-	287	398
Registration, taxes and other (Note 12)	-	21	64
Total	-	1,520	2,195

11.	Interest and Finance Costs

The amounts in the statements of operations are analyzed as follows:

Interest and Finance Costs	Period and year ended December 31,
	2020	2021	2022
Interest on debt	-	770	1,648
Bank charges and other financial costs	-	15	19
Amortization and write-off of financing fees	-	64	92
Total	-	849	1,759

12.	Income Taxes

Marshall Islands and Greece does not impose a tax on international shipping income. Under the laws of Marshall Islands and Greece the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the statements of operations.

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Under Section 883 of the Code and the regulations thereunder, the Company will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1) the Company is organized in a foreign country, or its country of organization, grants an “equivalent exemption” to corporations organized in the United States; and

F-13

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

(2) either

A. more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which the Company refers to as the “50% Ownership Test,” or

B. the Company’s stock is “primarily and regularly traded on an established securities market” in the Company’s country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which the Company refers to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where the Company is incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, the Company will be exempt from U.S. federal income tax with respect to the Company’s U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Parent’s common shares, which is the Parent’s sole class of issued and outstanding stock that is traded, is and the Company anticipates will continue to be “primarily traded” on the Nasdaq Capital Market.

The Treasury Regulations also require that the Company’s stock be "regularly traded" on an established securities market. Under the Treasury Regulations, the Company’s stock will be considered to be "regularly traded" if one or more classes of the Company’s stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which the Company refers to as the "listing threshold." The Parent’s common stock, which is listed on the Nasdaq Capital Market and is the Parent’s only class of publicly-traded stock, did not constitute more than 50% of the Parent outstanding shares by value for the 2021 taxable year, and accordingly, the Parent didn’t satisfy the 50% Ownership Test for the 2021 taxable year and hence neither the Parent nor the Company qualified for exemption from tax under Section 883 for the 2021 taxable year.

The Company for the 2021 taxable year was subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the year ended December 31, 2021 was $20 and it was recorded within "Vessel operating expenses" in the Statement of operations. For the 2022 the taxable year the Company was not subject to United States federal tax on the U.S. source shipping income.

13.	Fair Value of Financial Instruments and Concentration of Credit Risk

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, prepayments and other, trade accounts payable, due to Parent company, due to related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair value of financial instruments

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the carve-out financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

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NOTES TO CARVE-OUT FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR THE PERIOD AND YEAR ENDED DECEMBER 31, 2020, 2021 and 2022

(Expressed in thousands of United States Dollars)

The carrying values of cash and cash equivalents, restricted cash, prepaid expenses and other receivables, trade accounts payable, due to Parent company and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of bank debt approximates the recorded value due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and, hence, bank loans are considered Level 2 items in accordance with the fair value hierarchy.

14.	Revenues

Revenues are comprised of the following:

	2020	2021	2022
Time charter revenues	-	7,809	12,392
Total	-	7,809	12,392

The Company had entered into a time charters for a period of three years that includes a charterer’s option to renew for a further two one-year periods at predetermined daily rates. Due to the volatility of the charter rates, the Company only accounts for the options when the charterer gives notice that the option will be exercised. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. As of December 31, 2022, the Company’s vessel is employed under time charter.

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